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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934

CSS Industries, Inc.
(Name of Subject Company)

CSS Industries, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

125906107
(CUSIP Number of Class of Securities)

William G. Kiesling, Esq.

Senior Vice President—Legal and Licensing and General Counsel
CSS Industries, Inc.
450 Plymouth Road, Suite 300
Plymouth Meeting, PA
(610) 729-3959
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With a copy to:

Justin W. Chairman
Morgan, Lewis & Bockius LLP
1701 Market St.
Philadelphia, PA 19103-2921
(215) 963-5000

☐
Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is CSS Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 450 Plymouth Road, Suite 300, Plymouth Meeting, PA 19462. The telephone number of the Company's principal executive offices is (610) 729-3959.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, as it may be amended or supplemented, this "Schedule 14D-9") relates is the Company's common stock, par value $0.10 per share ("Company Common Stock"). As of the close of business on January 17, 2020, there were 8,880,297 shares of Company Common Stock issued and outstanding (the "Shares").

Item 2.    Identity and Background of Filing Person

Name and Address

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in "Item 1. Subject Company Information—Name and Address."

Tender Offer

        This Schedule 14D-9 relates to the tender offer (the "Offer") by TOM MERGER SUB INC., a Delaware corporation ("Merger Sub") and direct, wholly owned subsidiary of IG Design Group Americas, Inc., a Georgia corporation ("Parent"), to purchase all of the Shares at a purchase price of $9.40 per Share (the "Offer Price"), net to the seller in cash, without interest and subject to any applicable tax deduction or withholding, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 20, 2020 (as amended or supplemented from time to time, the "Merger Agreement"), by and among the Company, Parent, Merger Sub and IG Design Group Plc, a public limited company incorporated and registered in England and Wales ("Design Group"), the Offer to Purchase, dated January 31, 2020 (as may be amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (as may be amended or supplemented from time to time, the "Letter of Transmittal"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

        Consummation of the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including (i) as of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Parent, Merger Sub or any of their respective "affiliates" (as such term is defined in Section 251(h)(6) of the Delaware General Corporation Law (the "DGCL")), represents 51% of the Shares then outstanding (the "Minimum Condition"), (ii) the accuracy of the Company's representations and warranties contained in the Merger Agreement, subject to certain specified materiality qualifiers, (iii) the Company's performance in all material respects of its obligations under the Merger Agreement, (iv) either (A) Design Group's receipt (either directly or indirectly through any of its subsidiaries) of the proceeds of (1) the debt financing contemplated by an amended and restated debt facility agreement with HSBC UK Bank Plc, National Westminster Bank Plc, BNP Paribas, London Branch, SunTrust Robinson Humphrey, Inc., PNC Bank, National Association, Truist Bank, HSBC Bank Plc, and HSBC Corporate Trustee Company (UK) Limited providing for debt financing (the "Debt Commitment") and (2) the equity financing contemplated by an equity placing agreement with Canaccord Genuity Limited ("Canaccord") and bookrunner book building confirmation letter from Canaccord (together, the "Equity Commitments" and, together with the Debt Commitment, the "Financing Commitments") or (B) the Financing Sources shall have unconditionally and irrevocably confirmed in writing to Design Group, Parent or Merger Sub that the debt and equity financing will be available at the consummation of the Offer on the terms and conditions set forth in the Financing Commitments (the "Funding Condition"), and (v) each of the other conditions set forth in Exhibit B to the Merger Agreement. The Offer is described in a Tender Offer Statement on Schedule TO, (as may be amended or supplemented from time to time, the "Schedule TO"), filed by Parent, Merger Sub and Design Group with the United States Securities and Exchange Commission (the "SEC") on January 31, 2020.

        Pursuant to the Merger Agreement, and upon the terms and subject to the terms and conditions thereof, Merger Sub must (and Parent must cause Merger Sub to) (i) at or as promptly as practicable following the Expiration Time (as defined below) (and in any event, no later than the second Business Day immediately following the date on which the Expiration Time occurs), accept for payment (the time of acceptance for payment, the "Acceptance Time") and (ii) at or as promptly as practicable following the Expiration Time (in any event, no later than the third Business Day immediately following the date on which the Expiration Time occurs), pay the aggregate Offer Price (by delivery of funds to the depositary for the Offer) for, all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer. Immediately following the Acceptance Time (the "Offer Closing"), Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as the surviving corporation (the "Surviving Corporation"), without a meeting of the stockholders of the Company. At the effective time of the Merger (the "Merger Effective Time"), each share of Company Common Stock (except for shares owned, directly or indirectly, by Parent, Merger Sub or the Company (including shares held as treasury stock or otherwise), which will be cancelled without any consideration in exchange therefor, and by any stockholder who is entitled to demand and has perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respect with, Section 262 of the DGCL, and who, as of the Merger Effective Time, has not waived, withdrawn or lost such stockholder's rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price in cash, without interest and subject to any applicable tax deduction or withholding. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of the Company's Directors and Executive Officers in the Contemplated Transactions" below for a description of the treatment of Company stock options, restricted stock units and performance-based units. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent.

        The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the irrevocable acceptance for payment by Merger Sub in connection with the Offer of a number of Shares that, when taken together with the Shares otherwise owned by Parent, Merger Sub or any of their respective affiliates, equals at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is 51% of the Shares then outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

        Merger Sub expressly reserves the right (in its sole discretion) to (i) increase the Offer Price, (ii) waive any Offer Conditions (other than the Minimum Condition, the Termination Condition and the Antitrust Condition) and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that (unless otherwise provided by the Merger Agreement) without the prior written consent of the Company, Merger Sub shall not (and Parent shall cause Merger Sub not to) (A) reduce the number of Shares subject to the Offer, (B) reduce the Offer Price, (C) change, modify or waive the Termination Condition, the Minimum Condition or the Antitrust Condition, (D) add conditions to the Offer or modify or change any Offer Condition in a manner adverse in any material respect to any holders of Shares, (E) except as otherwise provided in the Merger Agreement, extend or otherwise change the expiration date of the

Offer, (F) change the form of consideration payable in the Offer or (G) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holders of Shares.

        Purchaser commenced (within the meaning of Rule 14d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the Offer on January 31, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at one minute after 11:59 p.m Eastern Standard Time, on February 28, 2020, the date that is 20 business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (such time, or such later time and date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the "Expiration Time"). If as of the Expiration Time, any of the Offer Conditions are not satisfied (other than the condition that the Company provide a compliance certificate, which by its nature is to be satisfied at the Expiration Time (the "Certificate Condition")) or, in Merger Sub's sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and Applicable Law), then Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for successive periods of time of up to five business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (or such longer period as the parties may agree in writing) in order to permit the satisfaction of such conditions, subject to certain specified circumstances in the Merger Agreement. Merger Sub shall extend the Offer for any period or periods required by Applicable Law, including any rule, regulation, interpretation or position of the SEC its staff, or the New York Stock Exchange. In addition, (i) Merger Sub may, without the consent of the Company, extend the Offer on up to three separate occasions for 10 business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act), if, as of the Expiration Time, (A) Parent and Merger Sub have waived the Funding Condition, (B) all of the other Offer Conditions (other than the Minimum Condition and the Certificate Condition) have been satisfied or, in Merger Sub's sole discretion, waived (to the extent such Offer Condition is permitted to be waived pursuant to the Merger Agreement and Applicable Law), and (C) the proceeds of the Financing have not actually been received by Merger Sub or Design Group and the Financing Sources have not unconditionally and irrevocably confirmed in writing to Design Group, Parent or Merger Sub that all of the Financing will be available at the Offer Closing on the terms and conditions set forth in the Financing Commitments, and (ii) if the Funding Condition has been satisfied or waived by Parent and Merger Sub, then Merger Sub shall, if required by the Exchange Act, cause the Offer to be extended for a period of five business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act).

        For the reasons described in more detail below, the board of directors of the Company (the "Board") unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer See "Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Reasons for the Recommendation."

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Copies of certain letters distributed by Merger Sub in connection with the Offer as well as Merger Sub's Summary Advertisement published in the New York Times are filed as Exhibits (a)(1)(D), (a)(1)(E) and (a)(1)(F), respectively, to this Schedule 14D-9.

        As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 555 Glenridge Connector, Suite 300, Atlanta, Georgia 30342. The business telephone number for each of Parent and Merger Sub is (770) 551-9727.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC's website at www.sec.gov and on the Company's website at https://www.cssindustries.com/investor-relations. Information on, or accessible through, the Company's website is not part of this Schedule 14D-9 and is not incorporated by reference herein.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) the Company's executive officers, directors or affiliates or (ii) Design Group, Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand. The Company's executive officers and the Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the "Contemplated Transactions"), as described below in this Item 3 under "Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company," that may be different from or in addition to the interests of the Company's stockholders generally. The Special Committee of the Board (the "Special Committee"), in the course of reaching its decision to recommend the Merger Agreement and the Contemplated Transactions to the Board, was aware and considered these interests, and the Board, in making its determination to approve the Merger Agreement and to recommend that stockholders accept the Offer and tender their Shares pursuant to the offer, was also aware of and considered these interests.

Arrangements with Parent, Merger Sub and Design Group

Merger Agreement

        On January 20, 2020, the Company, Design Group, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference.

        The Merger Agreement has been provided to investors and security holders to provide such investors and security holders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Company, Design Group, Parent, Merger Sub or their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties of the Company solely for the benefit of Parent, Merger Sub and Design Group and for purposes of the Merger Agreement. The assertions embodied in those representations and warranties are subject to limitations agreed upon by the contracting parties and are qualified by documents filed with, or furnished to, the SEC by the Company prior to the date of the Merger Agreement as well as information in a confidential disclosure letter that the Company has delivered to Parent, Merger Sub and Design Group in connection with signing the Merger Agreement as of a specific date. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Therefore, investors and security holders should not treat the representations and warranties as categorical statements of fact. Moreover, these representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement and may be subject to standards of materiality that are different from what may be material to investors. Investors are not third-party beneficiaries to the representations and warranties contained in the Merger Agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. The representations and warranties were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and information concerning the subject matter of representations and warranties may change after such dates, which subsequent information may or may not be fully reflected in the Company's public disclosures. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Company and its subsidiaries that the Company includes in reports and statements it files with the SEC.

        The summary of the material terms of the Merger Agreement and the description of the terms and conditions of the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Offer to Purchase, which are filed as Exhibits (e)(1) and (a)(1)(A), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Confidentiality Agreement

        The Company and Design Group entered into a mutual confidentiality agreement on December 7, 2018, as amended on October 31, 2019 (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, the Company and Design Group agreed that, subject to certain exceptions, certain confidential information each may make available to the other would not be disclosed or used for any purpose other than in connection with a possible business transaction between the parties. Additionally, Design Group agreed that, subject to certain exceptions, Design Group would not solicit for employment any executive or certain other employees of the Company until the earlier of April 1, 2021 or the date on which a definitive agreement was executed. Design Group also agreed, among other things, to certain "standstill" provisions which prohibit Design Group and its controlled affiliates from taking certain actions involving or with respect to the Company or the Shares until December 31, 2020. The Confidentiality Agreement provided that these "standstill" provisions would expire upon the occurrence of specified events, including the Company's entry into an agreement with respect to, or a public announcement of its plans to enter into, a transaction involving a controlling portion of the Company's voting securities or a material portion of the Company's assets.

        The obligations of the parties under the Confidentiality Agreement survive any termination of the Merger Agreement in accordance with its terms. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company

Interests of the Company's Directors and Executive Officers in the Contemplated Transactions

        The executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company stockholders generally. The Board was aware of these potentially differing interests (including, but not limited to, interests of such persons as a result of possible ongoing roles with Parent, treatment of outstanding equity and cash awards and payments under the Company's Change of Control Severance Pay Plan for Executive Management (the "COC Plan") discussed in this Schedule 14D-9) and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Contemplated Transactions, as more fully discussed below in Item 4 under "Background of the Merger Agreement; Reasons for the Board's Recommendation—Reasons for the Recommendation." For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also refer to the disclosure in Item 8 under "Golden Parachute Compensation," which is incorporated herein by reference, and information contained in the section entitled "Compensation Discussion and Analysis" in the Company's definitive proxy statement filed with the SEC on July 25, 2019.

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

        If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer (or hold Shares at the time of the Merger), they will receive consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares for purchase pursuant to the Offer. The following table sets forth (i) the number of Shares beneficially owned as of January 31, 2020, by each of the Company's executive officers and directors (with beneficial ownership determined in accordance with the rules of the SEC and generally including any shares over which a person exercises sole or shared voting or investment power (subject to footnote 1 in the table below)); and (ii) the aggregate Offer Price or Merger Consideration that would be payable for such Shares. Subject to footnote 1 in the table below, Shares that a person has the right to acquire within 60 days of the date of January 31, 2020 (disregarding for this purpose the assumed consummation of the Merger) are deemed to be outstanding and beneficially owned by such person.

Name	Number of Shares Owned(1)		Cash Consideration Payable in Respect of Shares
Christopher J. Munyan,	87,349		821,081
President and CEO
Cara L. Farley,	3,583		33,680
Executive Vice President—Sales and Marketing
William G. Kiesling,	36,250		340,750
Senior Vice President—Legal and Licensing and General Counsel
John S. White,	2,141		20,125
Executive Vice President—Operations and Information Technology
Rebecca C. Matthias,	144,953		1,362,558
Director and Non-Executive Board Chair
Philip R. Broenniman,	360,850	(2)	3,391,990
Director
Stephen P. Crane,	3,242		30,475
Director
Elam M. Hitchner, III,	9,944		93,474
Director
Melissa Ludwig,	—		—
Director
Harry J. Mullany, III,	7,853		73,818
Director
William Rulon-Miller,	7,944		74,674
Director
David Silver,	—		—
Director

(1)
Does not include the outstanding Company RSUs (as defined below) or Company PSUs (as defined below) of the Company, each of which is separately disclosed following this table.

(2)
Includes 100 Shares held directly by Mr. Broenniman, 100 shares held by Varana Capital Focused LP ("VCFLP"), 360,550 Shares held by Stone Bay Varana I LP ("Stone Bay"), and 100 Shares held by Varana Capital Partners, LP ("VCPLP"). Mr. Broenniman is the Managing Partner of Varana Capital, LLC, which, in turn, is the investment manager of

  VCFLP, Stone Bay and VCPLP. Based on these relationships, Mr. Broenniman may be deemed to possess shared voting and investment power over the shares held by VCFLP, Stone Bay and VCPLP, and therefore, may be deemed to beneficially own such Shares.

Stock Options

        The exercise price per share of each outstanding option to purchase the Company's common stock exceeds the Offer Price. As a result, each outstanding option will be cancelled at the Merger Effective Time without payment of any consideration.

Company RSUs

        At the Merger Effective Time, each restricted stock unit payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, in each case, that is not subject to any performance-based vesting criteria (a "Company RSU") that is outstanding immediately prior to the Merger Effective Time shall vest in full and become free of restrictions and any repurchase rights applicable thereto shall lapse, and the holder of such Company RSU shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (i) the Offer Price, multiplied by (ii) the number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Merger Effective Time, less any applicable taxes required to be withheld, payable in accordance with the Company's standard payroll procedures as soon as reasonably practicable following the Merger Effective Time. However, to the extent required to comply with Section 409A of the Internal Revenue Code, such amount shall be paid on the settlement date for such Company RSU specified under the terms of the applicable award agreement.

        The table below sets forth, as of and assuming the Merger Effective Time occurred on January 31, 2020, the number of Company RSUs held by each of the Company's non-employee directors and executive officers, without taking into account any accelerated vesting terms.

Name	Number of Company RSUs Held	Cash Consideration Payable in Respect of Company RSUs ($)
Christopher J. Munyan,	47,350	445,090
President and CEO
Cara L. Farley,	32,354	304,128
Executive Vice President—Sales and Marketing
William G. Kiesling,	14,750	138,650
Senior Vice President—Legal and Licensing and General Counsel
John S. White,	35,725	335,815
Executive Vice President—Operations and Information Technology
Rebecca C. Matthias,	10,000	94,000
Director and Non-Executive Board Chair
Philip R. Broenniman,	8,883	83,500
Director
Stephen P. Crane,	8,883	83,500
Director
Elam M. Hitchner, III,	8,883	83,500
Director
Melissa Ludwig,	8,883	83,500
Director
Harry J. Mullany, III,	8,883	83,500
Director
William Rulon-Miller,	8,883	83,500
Director
David Silver,	8,883	83,500
Director

Company PSUs

        At the Merger Effective Time, each restricted stock unit payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, in each case, that is subject to performance-based vesting criteria (a "Company PSU") that is outstanding immediately prior to the Merger Effective Time shall be canceled, and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (i) the Offer Price, multiplied by (ii) the target number of units subject to the Company PSU, less any applicable Taxes required to be withheld, payable in accordance with the Company's standard payroll procedures as soon as reasonably practicable following the Merger Effective Time. However, to the extent required to comply with Section 409A of the Internal Revenue Code, such amount shall be paid on the settlement date for such Company PSU specified under the terms of the applicable award agreement.

        The table below sets forth, as of and assuming the Merger Effective Time occurred on January 31, 2020, the number of Company PSUs held by each of the Company's executive officers, without taking into account any accelerated vesting terms.

Name	Number of Company PSUs Held (Target)	Cash Consideration Payable in Respect of Company PSUs ($)
Christopher J. Munyan,	54,900	516,060
President and CEO
Cara L. Farley,	29,324	275,646
Executive Vice President—Sales and Marketing
William G. Kiesling,	16,900	158,860
Senior Vice President—Legal and Licensing and General Counsel
John S. White,	17,300	162,620
Executive Vice President—Operations and Information Technology

Management Incentive Program

        The Human Resources Committee of the Board has approved, subject to and contingent upon the consummation of the Merger, (i) the payment, in cash, of the 30% discretionary component under the Company's Management Incentive Program with respect to fiscal year 2020 (the "MIP") to all employees covered by the MIP who are employed by the Company as of the closing of the Merger and (ii) an arrangement pursuant to which the 70% performance component under the MIP shall be calculated in the ordinary course of business based on fiscal year 2020 operating results, subject to certain adjustments, and any amounts earned under the performance component shall be paid in cash to all employees covered by the MIP who are employed by the Company as of the closing of the Merger. The calculations with respect to the 70% performance component shall be made on an accounting basis consistent with the Company's prior practice. All amounts to be paid under the MIP shall be paid in June 2020.

        Amounts payable under the MIP for each of the Company's executive officers, assuming performance at target levels, are as follows:

Name	30% Discretionary Component ($)	70% Performance Component ($)
Christopher J. Munyan,	201,256	469,598
President and CEO
Cara L. Farley,	86,100	200,900
Executive Vice President—Sales and Marketing
William G. Kiesling,	69,535	162,247
Senior Vice President—Legal and Licensing and General Counsel
John S. White,	73,500	171,500
Executive Vice President—Operations and Information Technology

Severance Payments

        The Company's COC Plan, in which each of our executive officers participate, is described below under "Golden Parachute Compensation," which description is incorporated herein by reference. If an individual executive officer employment contract contains a severance pay provision that provides severance in excess of the amount such executive would be eligible to receive under the Plan, the executive may be eligible for severance under such employment contract.

Employee Benefit Matters

        Pursuant to the Merger Agreement, Parent has agreed that, for one year following the Merger Effective Time (or if earlier, the date of the employee's termination of employment with Parent and its subsidiaries), and to the extent consistent with the terms of the governing plan documents, Parent shall cause the Surviving Corporation and each of its subsidiaries, as applicable, to provide the employees of the Company and its subsidiaries who remain employed immediately after the Merger Effective Time with annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, no less favorable to any such employee than the annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by the Company and its subsidiaries to such employee as of the date of the Merger Agreement.

        Parent has also agreed that, for one year following the Merger Effective Time, Parent shall cause the Surviving Corporation or its subsidiaries, as applicable, to maintain the Company's Severance Pay Plan for Salaried Employees and the Company's Severance Pay Plan for Senior Management (together, the "Severance Pay Plan") in effect as, and on no less favorable terms and conditions than, the Severance Pay Plan was in effect as of the date immediately prior to the Merger Effective Time.

Director and Officer Exculpation, Indemnification and Insurance

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company's restated certificate of incorporation and amended and restated bylaws provide that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Accordingly, the Company's directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under §174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

        The Company's amended and restated bylaws also permit it to purchase insurance on behalf of any director, officer, employee or agent for any liability arising out of his or her actions as the Company's director, officer, employee or agent, regardless of whether Delaware law would permit indemnification. The Company maintains a directors and officers insurance policy that covers certain liabilities of the Company's directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

        The Merger Agreement provides that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Merger Effective Time existing in favor of the current or former directors or officers of the Company (the "D&O Indemnified Parties") shall survive the Merger and shall continue in full force and effect. Additionally, the Surviving Corporation has agreed that, for a period of six years from the Merger Effective Time, (i) it will maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Company's organizational documents or any indemnification Contract as in effect immediately prior to the Merger Effective Time with respect to acts or omissions occurring prior to the Merger Effective Time and (ii) it will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties. Parent has agreed to ensure that the Surviving Corporation complies with and honors the foregoing obligations.

        The Merger Agreement further provides that, prior to the Merger Effective Time, the Company will, or if the Company is unable to, Parent will cause the Surviving Corporation as of or after the Merger Effective Time to, purchase a six year prepaid "tail" directors' and officers' insurance policy covering matters arising on or before the Merger Effective Time (including in connection with the Merger Agreement and the Contemplated Transactions). In the event the Company or the Surviving Corporation are unable to obtain such "tail" insurance policy prior to, as of or after the Merger Effective Time, Parent shall, for a period of six years from the Merger Effective Time, cause the Surviving Corporation to maintain in effect the Company's current policies of directors' and officers' liability insurance and fiduciary liability insurance. Neither the "tail" policy nor the annual premiums for insurance policies will exceed 250% of the most recent annual premium paid by the Company for such policies.

Section 16 Matters

        Pursuant to the Merger Agreement, prior to the Merger Effective Time, the Company, Parent, Merger Sub and Design Group are required to take all steps as may be required to cause any dispositions of Shares (including derivative securities with respect to such Shares) resulting from the Contemplated Transactions by each officer or director who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10(d) Matters

        The Merger Agreement provides that prior to the Acceptance Time and to the extent permitted by Applicable Law, the Board or the Human Resources Committee of the Board will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by the Company or its subsidiaries with any of their officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee to be approved as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Potential for Future Arrangements

        To the Company's knowledge, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Design Group, Parent, the Surviving Corporation or any of their respective affiliates, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding. However, it is possible that Design Group, Parent, Merger Sub, the Surviving Corporation, or their respective affiliates may enter into employment or other arrangements with certain of the Company's executive officers in the future.

Item 4.    The Solicitation or Recommendation

Recommendation of the Board

        After careful consideration, including a thorough review of the terms and conditions of the Offer and the other Contemplated Transactions, and in consultation with the Company's senior management and its outside financial and legal and financial, on January 17, 2020, (i) the Special Committee, among other things, unanimously recommended that the Board (a) determine that the Merger Agreement and the Contemplated Transactions are advisable, fair to, and in the best interests of the Company and its stockholders; and (b) approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Contemplated Transactions; and (ii) the Board, among other things, unanimously (a) determined that the Merger Agreement and the Contemplated Transactions are advisable, fair to, and in the best interests of, the Company and its stockholders; (b) declared that it is advisable for the Company to enter into the Merger Agreement; (c) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Contemplated Transactions, (d) resolved that the Merger will be effected under Section 251(h) of the DGCL; (e) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer; and (f) resolved that the Merger will be consummated as soon as practicable following the closing of the Offer.

        Accordingly, and for the reasons described in more detail below under "—Reasons for the Recommendation," the Board unanimously recommends that Company stockholders accept the Offer and tender their Shares pursuant to the Offer.

        A press release, dated January 20, 2020, issued by the Company announcing the Offer, is included as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for the Recommendation

Background of the Merger Agreement

        As part of its long-term planning, the Board, together with the Company's senior management, periodically reviews and considers a variety of financial and strategic opportunities, potential operational changes and other ways to enhance value for the Company's stockholders, including in light of the Company's performance, competitive dynamics, industry trends and macroeconomic developments. From time to time, these reviews have included discussions, sometimes with the participation of outside legal and financial advisors, as to whether the continued execution of the Company's strategy as a stand-alone company (including possible operational and capital structure changes) or the possible sale to, or combination with, a third party offered a better avenue to enhance value for the Company's stockholders.

        From November 15 through December 6, 2018, Christopher J. Munyan, the President and Chief Executive Officer ("CEO") of the Company and a member of the Board, informally corresponded with Paul Fineman, Design Group's CEO, about scheduling a meeting to discuss potential business opportunities and entering into a confidentiality agreement prior to such meeting.

        On December 7, 2018, the Company entered into the Confidentiality Agreement in connection with a possible strategic transaction with Design Group.

        On December 17, 2018, Mr. Munyan met with Mr. Fineman and Giles Willits, Design Group's Chief Financial Officer ("CFO"). Mr. Munyan provided a general update on the Company's business and Mr. Fineman and Mr. Willits expressed an interest in Design Group's possible acquisition of some or all of the Company. Mr. Muynan expressed that the Company was not for sale but that he would discuss the matter with Rebecca Matthias, the Chairman of the Board.

        On December 17, 2018, promptly following this discussion, Mr. Munyan reported Design Group's potential interest in a transaction to Ms. Matthias.

        On January 21, 2019, Mr. Munyan met with the CEO of a privately held company ("Party B") at which the Party B CEO expressed an interest in Party B's possible acquisition of the Company.

        On January 23, 2019, Mr. Munyan, together with Keith Pfeil, the Company's then-CFO, and William Kiesling, Senior Vice President—Legal and Licensing and General Counsel of the Company, had a teleconference with Mr. Fineman and Mr. Willits to further discuss the Company and Design Group's interest in a potential transaction with the Company.

        On February 7, 2019, Mr. Fineman corresponded with Mr. Munyan advising him that the Design Group board of directors would be meeting with its financial advisors on February 26, 2019 to review the terms of a draft transaction proposal.

        On February 21, 2019, the Company entered into a non-disclosure agreement with Party B in connection with a possible business combination of the Company by Party B.

        On February 28, 2019, Mr. Munyan had an in-person meeting with the CEO of Party B in his office at which they discussed potential synergies between the Company and Party B.

        On March 1, 2019, Mr. Munyan had a teleconference with Mr. Fineman during which Mr. Fineman verbally provided Design Group's proposal for a possible acquisition of 100% of the equity interests of the Company for an enterprise value based upon a multiple of 5-6 times EBITDA. Neither a specific purchase price nor details about Design Group's financing were discussed. Following the call, Mr. Munyan promptly discussed the conversation with Ms. Matthias.

        On March 8, 2019, the Company received a non-binding indication of interest from Design Group for an acquisition of 100% of the equity interests of the Company for an enterprise value based upon a multiple of 5-6 times EBITDA. The indication of interest did not contain a specific proposed purchase price or disclose details about Design Group's ability to finance a proposed transaction. Mr. Munyan promptly shared such indication of interest with members of the Board.

        On March 11, 2019, Mr. Fineman and Mr. Willits had a teleconference with Mr. Munyan to discuss Design Group's offer generally and timing around next steps. Mr. Munyan stated the letter would be considered by the Company's board of directors at its next meeting.

        On March 13, 2019, Mr. Munyan had another in-person meeting with the CEO of Party B to further discuss potential synergies.

        On March 25, 2019, Mr. Munyan and Ms. Matthias met with representatives from Guggenheim Securities, LLC ("Guggenheim Securities") and another investment banking firm to consider whether either firm should provide investment banking services to the Company in connection with Design Group's indication of interest for a possible transaction.

        On March 26, 2019, the Board held a meeting to discuss the indications of interest received from Design Group and Party B. The Board determined that the Company was not in a sales process, but that the Company should continue discussions with Design Group and Party B to determine whether a transaction with either entity might be in the best interests of the Company and its stockholders.

        On March 28, 2019, Mr. Munyan and Mr. Pfeil had a teleconference with Mr. Fineman and Mr. Willits to further discuss a potential transaction between Design Group and the Company.

        On April 3, 2019, Mr. Fineman had a teleconference with Mr. Munyan in which they discussed information requirements that would assist Design Group in understanding the potential valuation ranges for the Company.

        On April 9, 2019, Mr. Munyan had a teleconference with the CEO of Party B to prepare for their meeting with Party B's controlling affiliate.

        On April 10, 2019, Mr. Munyan had a teleconference with Mr. Fineman to discuss various matters about the Company and the potential transaction.

        On April 11, 2019, Mr. Munyan and Ms. Matthias met with representatives of Party B and its controlling affiliate to discuss the Company and potential synergies between the Company and Party B.

        On April 29, 2019, Messrs. Munyan, Kiesling and Pfeil and Ms. Matthias met with Messrs. Fineman and Willits to discuss the terms of Design Group's March 8, 2019 indication of interest.

        On May 2, 2019, the Company entered into a confidentiality agreement with the controlling affiliate of Party B, in connection with a possible business combination of the Company by Party B.

        On May 6, 2019, the Board held a telephonic meeting that was also attended by Messrs. Kiesling and Pfeil, Michael Santivasci, Associate General Counsel and Corporate Secretary of the Company, and representatives of Morgan, Lewis & Bockius LLP ("Morgan Lewis"), counsel to the Company. The Board discussed the indications of interest and recent communications with Design Group and Party B and considered the possible engagement of Guggenheim Securities and possible formation of a special committee of the Board to consider potential transactions with Design Group, Party B and any other entity that might propose a similar potential transaction.

        On May 21, 2019, the Board determined it was in the best interest of the Company and its stockholders to evaluate, consider and explore a possible acquisition of the Company and to form the Special Committee to conduct such evaluation. The Board appointed Ms. Matthias, Elam M. Hitchner, III, Harry J. Mullany, III, and William Rulon-Miller to the Special Committee, with Ms. Matthias appointed as the chair of the Special Committee. The Board delegated to the Special Committee all of the powers of the Board necessary to explore and recommend whether a possible sale of the Company would be in the best interests of the Company and its stockholders, including (i) engaging, at the expense of the Company and on terms satisfactory to the Special Committee, legal counsel, financial advisers and other advisers deemed advisable by the Special Committee, (ii) overseeing the due diligence process with respect to a possible sale of the Company, (iii) evaluating any proposals which may be made with respect to a possible sale of the Company, (iv) controlling and directing the negotiation of the terms and conditions of any such proposal and (v) considering, in the Special Committee's sole discretion, strategic alternatives other than a possible sale of the Company

        On May 31, 2019, the Special Committee held a telephonic meeting, together with Messrs. Munyan and Kiesling and representatives from Pepper Hamilton LLP ("Pepper Hamilton") and Guggenheim Securities. The Special Committee approved the engagement of Pepper Hamilton as the Special Committee's legal advisor and the engagement by the Company of Guggenheim Securities to act as financial advisor, subject, in each case, to the execution of an engagement letter with each party. The Special Committee also reviewed its mandate in light of the indications of interest from Design Group and Party B and discussed the status of management's contacts and communications with each of Design Group and Party B.

        On May 31, 2019, the Special Committee entered into an engagement letter with Pepper Hamilton to formally retain Pepper Hamilton as its legal advisor.

        On May 31, 2019, the Company entered into an engagement letter with Guggenheim Securities to formally retain Guggenheim Securities as financial advisor.

        From May 24 to June 12, 2019, the Company and Guggenheim Securities provided Design Group with confidential information related to an information request list from Design Group.

        On June 20, 2019, Mr. Munyan and representatives of Guggenheim Securities met with Messrs. Fineman and Willits, John Dammermann, the CEO of Impact Innovations Inc., and Gideon Schlessinger, the President and CEO of IG Design Group Americas, Inc., to further discuss the Company and a potential acquisition by Design Group.

        On June 21, 2019, the Special Committee held a telephonic meeting, together with Mr. Munyan and representatives from Pepper Hamilton and Guggenheim Securities to review the status of Guggenheim Securities' ongoing discussions on behalf of the Special Committee with Design Group and Party B. The Special Committee discussed a preliminary illustrative acquisition overview at various prices with Guggenheim Securities, and reviewed possible other third parties which may have an acquisition interest in the Company. The Special Committee directed Guggenheim Securities to contact an additional third party ("Party C") to assess its acquisition interest.

        On June 24, 2019, representatives from Guggenheim Securities contacted the controlling affiliate of Party C to discuss a potential transaction involving Party C.

        On June 27, 2019, Mr. Munyan had a teleconference with Messrs. Fineman and Willits to further discuss the Company and a potential acquisition by Design Group.

        On June 29, 2019, Philip Broenniman was appointed to the Board and the Special Committee as an additional member thereof pursuant to the terms of a Cooperation Agreement, dated June 28, 2019, by and among the Company, Varana Capital, LLC, Varana Capital Partners, LP, Varana Capital Focused, LP, Stone Bay Varana, LLC, Mr. Broenniman and Ezra M. Gardner.

        On July 1, 2019, the Company shared information with Party B and its controlling affiliate related to an information request list provided by Party B.

        On July 7, 2019, the Company entered into a confidentiality agreement with Party C in regards to a potential acquisition of the Company by Party C.

        On July 10, 2019, representatives from Guggenheim Securities had a teleconference with representatives from Canaccord Genuity Limited ("Canaccord"), Design Group's investment banker, regarding the potential transaction with Design Group.

        On July 11, 2019, Ms. Matthias and representatives of Guggenheim Securities had a teleconference with Mr. Broenniman to update him on the current status of a possible sale of the Company.

        On July 25, 2019, Mr. Munyan and Ms. Matthias, together with representatives of Guggenheim Securities, had an in-person meeting with representatives of Party C, including its CEO, to discuss Party C's potential submission of a formal indication of interest to acquire the Company.

        On July 29, 2019, Design Group submitted a revised indication of interest to the Company to acquire all of the issued and outstanding capital stock of the Company for an inferred price of $8.16 per share. The revised indication of interest also disclosed that Design Group would finance the proposed transaction with a combination of existing debt facilities and equity financing, with such equity financing potentially requiring Design Group's shareholders to approve the disapplication of pre-emptive rights.

        Also on July 29, 2019, representatives of Guggenheim Securities had a teleconference with the controlling affiliate of Party C to discuss a potential transaction.

        On July 30, 2019, representatives of Guggenheim Securities had a teleconference with representatives of Design Group to discuss certain aspects of Design Group's revised indication of interest.

        On August 5, 2019, Design Group responded to an email from Guggenheim Securities clarifying certain aspects of the indication of interest. Guggenheim Securities promptly shared such response with the Special Committee.

        On August 9, 2019, the Special Committee held a telephonic meeting, together with Mr. Munyan and representatives from Pepper Hamilton and Guggenheim Securities. Mr. Munyan provided a summary of management's efforts in preparing certain three (3)-year projections (the "Three Year Projections") to assist the Special Committee in fulfilling its mandate. Representatives from Guggenheim Securities reviewed the status of discussions with Design Group, Party B and Party C on behalf of the Special Committee. The Special Committee also discussed the terms of the July 29, 2019 revised indication of interest from Design Group.

        On August 21, 2019, Party B discontinued discussions with the Company about a potential transaction.

        On August 23, 2019, Party C submitted a proposal to acquire all of the issued and outstanding capital stock of the Company for a purchase price of $6.75 per share.

        On August 27, 2019, the Special Committee held a telephonic meeting, together with Mr. Munyan and representatives from Pepper Hamilton and Guggenheim Securities. Mr. Munyan provided the Special Committee with a summary of the assumptions used in management's preparation of the Three Year Projections. The Special Committee also reviewed the terms of the July 29, 2019 revised Design Group indication of interest and the August 23, 2019 letter of intent from Party C and discussed the risks and challenges of meeting the Three Year Projections. The Special Committee also discussed whether any additional parties should be contacted to assess their interest in a possible acquisition of the Company, and determined, given the expected low likelihood of additional third-party interest, the demands of the business on management's time, and the expectation that any agreement in respect of a transaction with Design Group would contain a fiduciary out to allow for a superior proposal, not to pursue any additional parties.

        On August 30, 2019, the Board held a meeting, together with members of the Company's senior management team. The Board reviewed the Three Year Projections prepared to assist the Special Committee in determining whether a sale of the Company would be in the best interests of the Company and its stockholders. At the Board's request, Pepper Hamilton reviewed with the Board its fiduciary duties under Delaware law as it relates to a potential sale of the Company.

        On September 6, 2019, the Board held a telephonic meeting, together with Mr. Santivasci and a representative from Pepper Hamilton, for the purpose of reviewing the Three Year Projections which had been revised to add commentary as to certain assumptions based upon the Board's feedback at its August 30, 2019 meeting. The Board reviewed and approved the Three Year Projections for use by the Special Committee in the performance of its mandate.

        On September 17, 2019, the Special Committee held a meeting at the offices of Pepper Hamilton, together with representatives from Pepper Hamilton and Guggenheim Securities. The Special Committee discussed the status of Guggenheim Securities' discussions with Design Group and Party C and authorized Guggenheim Securities to seek to increase or otherwise improve Design Group and Party C's respective offers.

        On September 18, 2019, Mr. Munyan and Ms. Matthias met with Messrs. Fineman and Schlessinger to further discuss Design Group's revised indication of interest and possible acquisition of the Company.

        On September 19, 2019, Mr. Munyan and representatives from Guggenheim Securities met with Messrs. Fineman, Willits and Schlessinger to discuss the potential transaction.

        On October 2, 2019, Party C submitted a revised letter of intent to acquire the Company's Craft Division (excluding the Ribbon segment) for $60 million.

        On October 2, 2019, Design Group submitted a revised indication of interest to acquire all of the Company's issued and outstanding capital stock for $9.20 per share. The revised indication of interest also disclosed that Design Group would finance the proposed transaction with a combination of existing debt facilities and equity financing, with such equity financing potentially requiring Design Group's shareholders to approve the disapplication of pre-emptive rights.

        On October 3, 2019, the Special Committee held a telephonic meeting, together with Mr. Munyan and representatives from Pepper Hamilton and Guggenheim Securities. Mr. Munyan reviewed the Company's current and forecasted performance. After reviewing the terms of the revised proposals received from Design Group and Party C on October 2, 2019, the Special Committee determined that the proposal received from Party C would not be in the best interests of the Company and its stockholders. The Special Committee discussed the Design Group proposal's assumptions respecting the Company's net debt position, reference to the need for Design Group's shareholders to approve the disapplication of pre-emptive rights in connection with the equity financing, and Design Group's request for a period of negotiating exclusivity. The Special Committee determined that a grant of exclusivity may be in the best interests of the Company's stockholders and directed Guggenheim Securities to seek an increase in Design Group's proposed per share price in connection with such exclusivity and to seek clarity on the net debt and shareholder approval issues.

        On October 14, 2019, the Company received a preliminary unsolicited inquiry from a third party ("Party D") regarding its potential interest in the Company.

        On October 15, 2019, Guggenheim Securities had a teleconference with Party D about its interest in a potential transaction with the Company.

        On October 21, 2019, Guggenheim Securities had a teleconference with Canaccord during which Canaccord informed Guggenheim Securities that Design Group was prepared to offer $9.40 per share.

        On October 21, 2019, the Special Committee held a telephonic meeting, together with Mr. Munyan and representatives from Pepper Hamilton and Guggenheim Securities. At the meeting, Guggenheim Securities reviewed the status of discussions with Design Group, including its $9.40 proposal, as well as the contact from Party D. The Special Committee took note of a Schedule 13D filed by Ribs Capital, LLC ("Ribs"), which had not contacted the Company, and authorized the continued engagement with Design Group in order to determine whether a sale transaction which would be in the best interests of the Company and its stockholders could be satisfactorily negotiated. The Special Committee also authorized its Chair to agree on its behalf to a grant of exclusivity to Design Group.

        On October 23, 2019, Design Group submitted a revised indication of interest to acquire all of the Company's issued and outstanding stock for $9.40 per share and indicated that its revised proposal was its "best and final price." The revised indication of interest also requested negotiating exclusivity with the Company.

        On October 29, 2019, Mr. Fineman and Mr. Munyan had a teleconference to discuss final terms of the October 23 Offer Letter.

        After negotiating certain terms of the revised indication of interest, the Company entered into a letter of intent with Design Group, dated as of October 31, 2019 (the "Design Group LOI"), providing for the acquisition of all of the Company's issued and outstanding stock for $9.40 per share. The Design Group LOI also granted Design Group negotiating exclusivity with the Company until December 16, 2019. Concurrently with the execution of the Design Group LOI, the Company and Design Group also entered into an amendment to the Confidentiality Agreement to provide for standstill restrictions in favor of the Company until December 31, 2020 and non-solicit restrictions in favor of the Company until April 1, 2021.

        Later on November 1, 2019, the Company received a call from outside counsel to Ribs, seeking to discuss Ribs' Schedule 13D filing. At the request of the Company, Morgan Lewis contacted outside counsel to Ribs, and on November 2, 2019, engaged in a telephone conversation in which such counsel indicated that Ribs was seeking to contact the Board to explore how the two parties could potentially "work together." Ribs' counsel indicated that Ribs did not have a predetermined reason for the meeting or any specific proposal or transaction in mind, and also informed Morgan Lewis that Ribs would be filing an amendment to its Schedule 13D on November 4, 2019 to indicate the acquisition of additional shares.

        Morgan Lewis reported to the Company and to Pepper Hamilton regarding the discussion with Ribs, and Pepper Hamilton provided a report regarding the discussion to the Special Committee and to Guggenheim Securities. Guggenheim Securities also informed representatives of Design Group of the contact by Ribs and the discussion between outside counsel to the parties.

        On November 5, 2019, the Board held an in-person meeting at which Ms. Matthias provided the Board with an update on the Special Committee's process in respect of the evaluation, consideration, and exploration of whether a sale of the Company would be in the best interests of the Company and its stockholders at that time, including with respect to the Design Group LOI. Representatives of Guggenheim Securities also shared with the Board the in-bound expression of interest received from Party D and advised the Special Committee that the call was preliminary. In light of that advice, and the exclusivity undertaking with Design Group, the Special Committee decided not to engage with Party D. The Board also discussed the potential adoption of a stockholder rights plan, consistent with the form of such a plan that the Company maintained "on the shelf," with Guggenheim Securities recommending that such a plan should be adopted in light of the activities of Ribs and the desirability of protecting the Company's ability to consummate the proposed transaction with Design Group. After discussion, the Board requested that Morgan Lewis and Guggenheim Securities prepare the necessary materials for adoption of a stockholder rights plan for presentation to the Board at a subsequent meeting.

        On November 7, 2019, representatives of the Company and Design Group, together with their respective legal and financial advisors, participated in a teleconference to begin the due diligence process. Leading up to a telephonic meeting of the Board on November 11, 2019, Guggenheim Securities and Morgan Lewis provided the Board with materials prepared for its review in respect of the stockholder rights plan. On November 11, 2019, after discussion, the Board adopted and approved the stockholder rights plan and declared a dividend of one preferred share purchase right for each outstanding share. That afternoon, the Company issued a press release announcing the adoption of the rights plan, and informed outside counsel to Ribs of the adoption of the plan, and conveyed an offer to set up the meeting Ribs had requested with the Board.

        On November 12, 2019, Lance Burn, Design Group's Executive Director, toured the Company's Berwick, Pennsylvania facilities with Mr. Munyan and a representative from Guggenheim Securities.

        On November 13, Emily Thomas-Hey, Design Group's Manufacturing & Operations Director, toured the Company's Shorewood, Illinois facility with representatives from the Company and a representative from Guggenheim Securities.

        From November 18 through 22, 2019, Messrs. Fineman, Willets, Dammermann and Geoffrey Sanderson, Design Group's independent marketing consultant, toured several of the Company's offices and facilities and engaged in several meetings with the Company's management team and representatives from Guggenheim Securities.

        On November 19, 2019, Design Group's legal counsel, Seyfarth Shaw LLP ("Seyfarth"), distributed to Morgan Lewis an initial draft of the Merger Agreement. The draft reflected, among other things, (i) the structure of the transaction as a cash tender offer followed immediately by a merger, (ii) a non-solicitation provision pursuant to which, after signing the Merger Agreement, the Company would be restricted from soliciting an alternative transaction, (iii) the circumstances in which the Company could provide diligence to and negotiate with a party making an unsolicited acquisition proposal that constitutes or could reasonably lead to a superior proposal, (iv) the circumstances under which the Company would be obligated to pay a termination fee to Design Group in the amount of $3,300,000, and (v) the circumstances under which Design Group would be obligated to pay a termination fee to the Company in the amount of $3,300,000.

        On November 20, 2019, the Special Committee held a telephonic meeting, together with Mr. Munyan and representatives from Morgan Lewis, Pepper Hamilton and Guggenheim Securities. At the meeting, Mr. Munyan and Guggenheim Securities reviewed the status of the due diligence being conducted by Design Group in respect of its proposed acquisition of the Company. Morgan Lewis also provided the Committee with a general overview of the draft merger agreement that had been previously submitted by Seyfarth.

        On November 22, 2019, the Special Committee held a telephonic meeting, together with Mr. Munyan and representatives from Morgan Lewis, Pepper Hamilton and Guggenheim Securities. At the meeting, Morgan Lewis reviewed with the Special Committee a detailed summary chart of the material issues raised by Seyfarth's initial draft of the Merger Agreement in respect of Design Group's proposed acquisition of the Company. After discussion, the Special Committee provided direction on the key issues raised by Morgan Lewis and instructed Morgan Lewis to prepare a revised draft of the Merger Agreement for submission to Seyfarth.

        On November 27, 2019, Morgan Lewis provided Seyfarth with a revised draft of the Merger Agreement, which proposed a number of changes to the draft circulated by Seyfarth, including with respect to the "fiduciary-out" termination provisions and the size of the termination fee to be paid in the event that, among other things, the Company terminated the Merger Agreement to enter into a superior transaction or the Board changed its recommendation of the Offer.

        On December 4, 2019, outside counsel to Ribs contacted Morgan Lewis for the first time since November 11, indicating that Ribs was interested in accepting the November 11 offer of a meeting between Ribs and members of the Board. Over the next two weeks, Ribs and the Board agreed to meet at the offices of Ribs on January 6, 2020.

        On December 9 and 10, 2019, the Company's senior management and representatives of Guggenheim Securities had in-person meetings in New York City with the full board of directors of Design Group and Mr. Dammermann to discuss certain aspects of the Company's business. On the evening of December 9, 2019, Ms. Matthias joined such parties for a dinner meeting.

        On December 11, 2019, the Special Committee held a telephonic meeting, together with Mr. Munyan, Mr. Kiesling and representatives from Morgan Lewis, Pepper Hamilton and Guggenheim Securities. At the meeting, Guggenheim Securities reviewed with the Special Committee the status of Design Group's due diligence efforts as well as the potential strategic alternatives that the Special Committee had been considering, including the transaction with Design Group. After discussion, the Special Committee confirmed its decision to pursue the transaction with Design Group and approved an extension of the exclusivity provision of the Design Group LOI to December 23, 2019.

        From December 12 through 24, 2019, Morgan Lewis and Seyfarth continued to negotiate the Merger Agreement and exchanged drafts of the Merger Agreement and the disclosure schedules. Negotiations included the size of the termination fee, the reverse termination fee that Design Group must pay in certain circumstances, matters related to Design Group's financing of the Contemplated

Transactions, the representations and warranties to be made by the Company, the exceptions to the definition of "Company Material Adverse Effect," the interim operating restrictions and provisions relating to employees.

        On December 13, 2019, the Special Committee held a telephonic meeting, together with Mr. Kiesling and representatives from Morgan Lewis, Pepper Hamilton and Guggenheim Securities. At the meeting, Morgan Lewis reviewed with the Special Committee a detailed summary chart of the material issues raised by Seyfarth's revised draft Merger Agreement in respect of Design Group's proposed acquisition of the Company. After discussion, the Special Committee provided direction on the key issues raised by Morgan Lewis and instructed Morgan Lewis to prepare a revised draft of the Merger Agreement for submission to Seyfarth.

        On December 19, 2019, the Special Committee held a telephonic meeting, together with Mr. Kiesling and representatives from Morgan Lewis, Pepper Hamilton and Guggenheim Securities. At the meeting, Morgan Lewis reviewed with the Special Committee certain remaining issues raised by Seyfarth's revised draft Merger Agreement in respect of Design Group's proposed acquisition of the Company, including issues respecting termination fees, Design Group's financing, D&O insurance and employee benefit matters. After Mr. Kiesling departed the meeting, Morgan Lewis and Pepper Hamilton discussed with the Special Committee certain employee benefits matters in connection with the proposed Design Group transaction, including the Company's severance plans and its 2020 bonus plan. After discussion, the Special Committee provided direction on such matters and authorized Ms. Matthias and Mr. Hitchner, as Chairman of the Board's HR Committee, to seek to resolve the issues with Design Group. After further discussion, the Special Committee approved an extension of the exclusivity provision of the Design Group LOI to January 17, 2020 on terms subject to the discretion of Ms. Matthias, as chair of the Special Committee.

        On December 23, 2019, Mr. Fineman contacted Mr. Munyan to confirm the $9.40 per share offer price.

        On December 23, 2019, Design Group and the Company entered into an addendum to the Design Group LOI to extend exclusivity from December 23, 2019, through and until January 17, 2020.

        On December 27, 2019, the Board held a telephonic meeting at which Ms. Matthias, together with Mr. Kiesling and representatives from Guggenheim Securities and Pepper Hamilton, provided the Board with an update on the Special Committee's process in respect of the evaluation, consideration, and exploration of whether a sale of the Company would be in the best interests of the Company and its stockholders at that time with respect to the Design Group LOI. After Mr. Kiesling departed the meeting, Pepper Hamilton also reviewed with the Board the Special Committee's Merger Agreement proposal respecting certain management and employee compensation and benefits issues.

        On January 6, 2020, certain members of the Board and the Company's management met with Ribs at Ribs' offices. At the meeting, Ribs proposed having further discussions with respect to potential arrangements whereby Ribs would make an investment directly in the Company and members of Company management would be replaced with individuals to be identified by Ribs. No specific offer was made by Ribs.

        From January 7 through 16, 2020, Morgan Lewis and Seyfarth exchanged drafts of the Merger Agreement and the disclosure schedules and engaged in discussions about refinements to both documents.

        On January 10, 2020, the Special Committee held a telephonic meeting, together with Mr. Munyan, Mr. Kiesling and representatives from Morgan Lewis, Pepper Hamilton and Guggenheim Securities. At the meeting, Mr. Kiesling reviewed with the Special Committee the meeting with Ribs on January 6, 2020 as well as the amendment to Ribs' Schedule 13D that was filed on January 9, 2020. Morgan Lewis provided the Special Committee with an update on the negotiations of the Merger

Agreement, noting that the draft was substantially complete. Guggenheim Securities provided the Special Committee with an update of Design Group's financing efforts, noting that Design Group had been successful in achieving its proposed timetable for securing such financing. Pepper Hamilton then reviewed with the Committee the proposed schedule for the following week's meetings of the Special Committee and the Board leading up to their final consideration of the proposed acquisition with Design Group. Pepper Hamilton also noted that management's five year projections (the "Five Year Projections") had been distributed to the Special Committee and the Board. Mr. Munyan and Guggenheim Securities confirmed that management extrapolated the last two years of the Five Year Projections from the Three Year Projections. The Special Committee reviewed and approved the Five Year Projections for use by Guggenheim Securities as part of its financial analysis in connection with the proposed transaction with Design Group.

        On January 15, 2020, the Special Committee held a meeting, together with the other members of the Board, Mr. Kiesling, Mr. Santivasci and representatives from Morgan Lewis, Pepper Hamilton and Guggenheim Securities. At the meeting, Ms. Matthias reviewed with the directors the meeting with Ribs on January 6, 2020 as well as the amendment to Ribs' Schedule 13D that was filed on January 9, 2020. Ms. Matthias also summarized the Special Committee's activities to date and Pepper Hamilton noted that it had previously reviewed with the Board their fiduciary duties. Morgan Lewis reviewed with the directors the updated, final terms of the proposed Merger Agreement, the form of which had been previously distributed to the Special Committee and the Board. Guggenheim Securities reviewed with the directors its preliminary financial analysis of the Offer Price, which had been previously distributed to the Special Committee and the Board, and stated that Guggenheim Securities expected to be in a position to render a favorable fairness opinion on the proposed Offer Price if and when requested to do so by the Special Committee. Following discussion, the Special Committee formally requested that Guggenheim Securities deliver its fairness opinion with respect to the proposed transaction with Design Group at the Special Committee meeting scheduled for January 17, 2020. Pepper Hamilton and Morgan Lewis then reviewed the proposed resolutions to be adopted by the Special Committee and the Board, respectively, copies of which had been previously distributed to the Special Committee and the Board in connection with this meeting. Lastly, Ms. Matthias reviewed for the Board the proposal to pay each member of the Special Committee a fee of $5,000 for their service on the Special Committee.

        On January 17, 2020, the Special Committee held a meeting, together with the other members of the Board, Mr. Kiesling, Mr. Santivasci and representatives from Morgan Lewis, Pepper Hamilton and Guggenheim Securities. At the meeting, Morgan Lewis reviewed with the directors the final terms of the proposed Merger Agreement, the form of which had been previously distributed to the Special Committee and the Board, and confirmed that no material modifications or additions had been made to the draft reviewed in detail during the January 15, 2020 meeting. Morgan Lewis further advised the directors that Morgan Lewis had reviewed the draft agreements relating to Design Group's equity and debt financing and that they were satisfactory for purposes of the proposed transaction. Also at this meeting of the Board and the Special Committee, Guggenheim Securities reviewed its financial analysis of the Offer Price, which had previously been distributed to the Special Committee and the Board, and, upon request, rendered an oral opinion, confirmed by delivery of a written opinion dated January 17, 2020, to the Board and the Special Committee to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price to be received by the holders of Shares (excluding Design Group, Parent, Merger Sub and their affiliates) was fair, from a financial point of view, to such holders. The full text of the written Opinion that Guggenheim Securities delivered to the Special Committee and the Board is attached to this Schedule 14D-9 as Annex A, as further described under "Item 4. The Solicitation or Recommendation—Opinion of Guggenheim Securities, LLC." After discussion with representatives of Pepper Hamilton and Guggenheim Securities, the Special Committee continued to discuss the potential transaction with Design Group and the reasons that the Special Committee believed the proposed transaction with Design Group was advisable, fair to, and in the best interests of the Company and its stockholders.

        At the conclusion of such meeting, the Special Committee, taking into account all of the foregoing and its previous meetings and presentations, unanimously recommended that the Board (i) determine that the Merger Agreement and the Contemplated Transactions are advisable, fair to, and in the best interests of the Company and its stockholders; (ii) declare that it is advisable for the Company to enter into the Merger Agreement; (iii) approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Contemplated Transactions; (iv) resolve that the Merger be effected under Section 251(h) of the DGCL, (v) resolve to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (vi) resolve that the Merger will be consummated as soon as practicable following the closing of the Offer.

        Following the Special Committee's recommendation, the Board then, taking into account all of the foregoing and its previous meetings and presentations, unanimously (i) determined that the Merger Agreement and the Contemplated Transactions are advisable, fair to, and in the best interests of, the Company and its stockholders; (ii) declared that it is advisable for the Company to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Contemplated Transactions, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL; (v) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer; (vi) resolved that the Merger will be consummated as soon as practicable following the closing of the Offer; and (vii) resolved to pay each member of the Special Committee a fee of $5,000.

        Also on January 17, 2020, the Human Resources Committee of the Board held a meeting at which it approved, subject to and contingent upon the consummation of the Merger, the payment, in the form of cash, of (i) the 30% discretionary component under the MIP and (ii) to the extent earned in accordance with the established targets, the 70% performance component under the MIP (the amount of which shall be determined based on fiscal year 2020 financial metrics), in each case to all participants in the MIP that are employed by the Company as of the closing of the Merger, with all such payments earned in accordance with the MIP to be paid in June 2020.

        Over the remainder of January 17, 2020, representatives of Morgan Lewis and Seyfarth finalized the Merger Agreement and disclosure schedules.

        On January 20, 2020, a federal holiday in the United States, following the closing of trading on the London Stock Exchange, the Company, Design Group, Parent and Merger Sub executed the Merger Agreement. Substantially concurrently with the execution of the Merger Agreement, the Company and Design Group each issued a press release announcing the transaction.

        On January 31, 2020, Merger Sub commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for the Recommendation

        In the course of evaluating the Merger Agreement and the Contemplated Transactions and reaching its decision to recommend that the Board approve and adopt the Merger Agreement and recommend that our stockholders accept the Offer and tender their Shares pursuant to the Offer, the Special Committee consulted with senior management and our outside financial and legal advisors, reviewed a significant amount of information and considered a number of factors, including the following principal factors, each of which the Board also considered in its determination to approve and adopt the Merger Agreement and recommend that our stockholders accept the Offer and tender their Shares in the Offer:

  •
  the Special Committee's belief that it had obtained Design Group's best and final offer and that it was unlikely that any other party would be willing to acquire the Company at a higher price;

  •
  the Special Committee's conclusion that the Merger Agreement (i) was the product of arm's length negotiations, (ii) contained terms and conditions that were favorable to the Company and its stockholders and (iii) was the result of a competitive process;

  •
  the fact that the only other third parties that were identified as possible bidders were either unresponsive or bid materially below Design Group's $9.40 per share offer price;

  •
  the value of the consideration to be received by Company stockholders pursuant to the Merger Agreement, as well as the fact that Company stockholders will receive the consideration in cash, which provides certainty of value and liquidity to such stockholders;

  •
  the fact that the $9.40 per share to be paid as the consideration in the offer represents an approximately 100.43% premium over the Company's closing stock price on the last full trading day prior to the public announcement of the Merger Agreement and a 114.73% premium over the average closing price of the Company's stock over the 30 trading day period prior to the announcement of the Merger Agreement;

  •
  the fact that Design Group has obtained a firm commitment for debt financing from the lenders under its current debt facility;

  •
  the commitment of Design's Group investors, pursuant to the Equity Letters, to provide to Design Group an equity contribution of an aggregate amount no less than $100 million, which amount, together with the contemplated debt financing and any cash of the Company, is sufficient to pay the merger consideration payable under the Merger Agreement;

  •
  the Company's right to receive a $4,500,000 termination fee payable by Design Group if the Merger Agreement is terminated for certain reasons provided in the Merger Agreement;

  •
  the Company management team and the Special Committee's assessment of the challenges facing the Company remaining an independent public company, including the costs of remaining a public company and the prospects of competing with other companies with greater resources, better distribution capabilities and broader product offerings, thereby positioning, in the opinion of the Company's management team and the Special Committee, such competitors to be better able to capitalize on growth opportunities;

  •
  historical and current information concerning the Company's business, financial performance and condition, operations, technology, management and competitive position, and current industry, economic and market conditions;

  •
  the internal estimates of the Company's future financial performance, as well as the potential impact on such future financial performance if the challenges and risks to the Company's business that we had identified were in fact realized;

  •
  the then-current financial market conditions, volatility and trading information with respect to the Company's common stock, including the possibility that if the Company remained a public company, in the event of a decline in the market price of the Company's common stock or the stock market in general, the price that might be received by the Company's stockholders in the open market or in a future transaction might be less than the $9.40 per share cash price to be paid pursuant to the Offer;

  •
  that the structure of the transaction under Section 251(h) of the DGCL enables the Company's stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe, followed promptly by the Merger in which the Company's stockholders who do not tender in the offer will receive the same cash price as is paid in the offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company's business pending closing;

  •
  the fact that no antitrust, competition or other material regulatory filings are required to consummate the Merger;

  •
  the terms and conditions of the Merger Agreement, including:

  •
  the ability of the Board, under certain circumstances, to furnish information to and conduct negotiations with a third party and, upon the payment to Parent of a termination fee, to terminate the Merger Agreement to accept a superior proposal;

  •
  the Special Committee's belief that the termination fee payable to Parent was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude another party from making a competing proposal;

  •
  the right of the Board, subject to compliance with the terms and conditions of the Merger Agreement and under certain circumstances, to withdraw, qualify, modify, amend, or propose publicly to do any of the foregoing, the Board's recommendation to stockholders that they tender their shares in the Offer;

  •
  the sufficient operating flexibility for the Company to conduct its business in the ordinary course between the execution of the Merger Agreement and the consummation of the Merger;

  •
  the conditions to the offer contained in the Merger Agreement, which the Special Committee believes are reasonable and customary in number and scope, and which, in the case of the condition related to the accuracy of the Company's representations and warranties, are generally subject to a "Material Adverse Effect" qualification; and

  •
  the Company's entitlement, under certain conditions, to seek specific performance of Parent's obligations under the Merger Agreement, including Parent's and Merger Sub's obligation to close the Offer and the Merger when required;

  •
  the financial presentation and the opinion, each dated as of January 17, 2020, of Guggenheim Securities to the Board and the Special Committee as to the fairness, from a financial point of view as of the date of the opinion, of the Offer Price to be received by the holders of Shares (excluding Design Group, Parent, Merger Sub and their affiliates), which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled "—Opinion of Guggenheim Securities, LLC" in Item 4 beginning on page 26; and

  •
  the availability of appraisal rights to the Company's stockholders under the DGCL.

        The Special Committee, in reaching its conclusions and making its recommendation to the Board, and the Board, also considered the following countervailing factors:

  •
  the risks and costs to the Company if the Merger does not close, including costs incurred related to the negotiation of the Merger and seeking stockholder approval, the diversion of management and employee attention, potential employee attrition and the potential effect on customer and vendor relationships;

  •
  the restrictions that the Merger Agreement imposes on our ability to solicit or participate in discussions or negotiations regarding alternative acquisition proposals, subject to certain exceptions, and that restrict the Company from entering into alternative acquisition agreements, and the fact that we would be obligated to pay a $3,000,000 termination fee to Parent under certain circumstances;

  •
  the fact that Merger Sub's obligation to accept for payment or pay for shares of capital stock tendered pursuant to the offer is conditioned upon Design Group's receipt of the proceeds of the equity and debt financings;

  •
  the fact that Design Group must secure the Pre-Emptive Rights Waiver in connection with the equity financing;

  •
  the fact that the Company will no longer exist as an independent public company and the Company's stockholders will no longer participate in potential future earnings or growth, if any, and will not benefit from appreciation in the value of the Company, if any;

  •
  the fact that gains from an all-cash transaction would be taxable to the Company's stockholders for U.S. federal income tax purposes;

  •
  the significant costs involved in connection with negotiating the Merger Agreement and completing the Merger, including in connection with any litigation that may result from the announcement or pendency of the Merger, and the fact that if the Merger is not consummated, the Company may be required to bear such costs;

  •
  the restrictions on the conduct of our business prior to the completion of the Merger, requiring us to conduct our business only in the ordinary course, subject to specific limitations and exceptions, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger; and

  •
  the interests of our officers and directors in the Merger that may be different from or in addition to the interests of our stockholders generally, which are described in Item 3 under the heading "Interests of the Company's Directors and Executive Officers in the Contemplated Transactions" beginning on page 5 of this Schedule 14D-9.

        In light of the various factors described above and other factors that each director felt were appropriate, the Special Committee unanimously reached the conclusion to recommend that the Board approve and adopt the Merger Agreement and that the Board recommend that the Company stockholders accept the Offer and tender their Shares pursuant to the Offer.

        The foregoing discussion of the factors considered by the Special Committee and the Board is not intended to be exhaustive, but does set forth the material factors considered by the Special Committee and the Board. In view of the wide variety of factors considered in connection with the evaluation of the Merger and the complexity of these matters, neither the Special Committee nor the Board attempted to quantify, rank or otherwise assign relative weights to the specific factors they considered in reaching their decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determinations made by the Special Committee and the Board. Rather, the Special Committee and the Board made their respective recommendations and approvals based on the totality of information presented to the directors and the investigation conducted by them. In considering the factors discussed above, individual directors may have given different weights to different factors.

        In considering the recommendation of the Board that the Company's stockholders accept the Offer and tender their Shares in response to the Offer, such stockholders should be aware that the Company's directors and executive officers may have interests in the Offer and the Merger that are different from, or in addition to, the interests of the Company's stockholders. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, the Offer and the Merger, and in recommending that the stockholders accept the Offer and tender their Shares in response to the Offer. For more information, see Item 3 under the heading "Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company."

Intent to Tender

        To the Company's knowledge, after making reasonable inquiry, each of the Company's executive officers and directors currently intends to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than shares of Company Common Stock for which such holder does not have discretionary authority). The foregoing does not include any shares of Company Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Guggenheim Securities, LLC

Overview

        The Company retained Guggenheim Securities as financial advisor in connection with the potential sale of the Company. In selecting Guggenheim Securities as financial advisor, the Company considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the consumer / retail industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

        At the January 17, 2020 meeting of the Board and the Special Committee, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Board and the Special Committee to the effect that, as of January 17, 2020 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price to be received by the holders of Shares (excluding Design Group, Parent, Merger Sub and their affiliates) was fair, from a financial point of view, to such holders.

        This description of Guggenheim Securities' opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex A to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities' written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities' written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

        In reading the discussion of Guggenheim Securities' opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities' underlying financial analyses elsewhere in this Schedule 14D-9):

  •
  was provided to the Board and the Special Committee (in each case in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price;

  •
  did not constitute a recommendation to the Board or the Special Committee with respect to the Contemplated Transactions;

  •
  does not constitute advice or a recommendation to any holder of Shares as to whether to tender any such shares pursuant to the Offer or otherwise how to act in connection with the Contemplated Transactions;

  •
  did not address the Company's underlying business or financial decision to pursue or effect the Contemplated Transactions, the relative merits of the Contemplated Transactions as compared to any alternative business or financial strategies that might exist for the Company or the effects of any other transaction in which the Company might engage;

  •
  addressed only the fairness, from a financial point of view as of the date of such opinion, of the Offer Price to be received by the holders of Shares (excluding Design Group, Parent, Merger Sub and their affiliates) to the extent expressly specified in such opinion;

  •
  expressed no view or opinion as to (i) any other term, aspect or implication of (a) the Contemplated Transactions (including, without limitation, the form or structure of the Contemplated Transactions) or the Merger Agreement or (b) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Contemplated Transactions or (ii) the fairness, financial or otherwise, of the Contemplated Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of the Company; and

  •
  expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company's directors, officers or employees, or any class of such persons, in connection with the Contemplated Transactions relative to the Offer Price or otherwise.

        In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

  •
  reviewed a draft of the Merger Agreement dated as of January 17, 2020;

  •
  reviewed certain publicly available business and financial information regarding the Company;

  •
  reviewed certain non-public business and financial information regarding the business and future prospects of the Company (including certain financial projections for the Company for the fiscal years ending March 31, 2020 through March 31, 2024 and certain net operating loss estimates for the Company (which we refer to collectively as the "Financial Projections")), all as prepared and approved for Guggenheim Securities' use by the senior management of the Company;

  •
  discussed with the senior management of the Company the strategic and financial rationale for the Contemplated Transactions as well as their views of the business, operations, historical and projected financial results and future prospects of the Company and the commercial, competitive and regulatory dynamics in the sectors in which the Company operates;

  •
  compared the financial performance of the Company and the trading multiples and trading activity of the Company Common Stock with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating the Company;

  •
  reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Contemplated Transactions;

  •
  performed discounted cash flow analyses based on the Financial Projections; and

  •
  conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

        With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

  •
  Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Financial Projections, any other estimates and any other forward-looking information) provided by or discussed with the Company or obtained from public sources, data suppliers and other third parties.

  •
  Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Financial Projections, any other estimates and any other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Financial Projections, any other estimates and any other forward-looking information or the assumptions upon which they are based and (iii) relied upon the assurances of the senior management of the Company that they were unaware of any facts or circumstances that would make such information (including, without limitation, the Financial Projections, any other estimates and any other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to (i) the Financial Projections, any other estimates and any other forward-looking information provided by or discussed with the Company, (a) Guggenheim Securities was advised by the senior management of the Company, and Guggenheim Securities assumed, that such Financial Projections, such other estimates and such other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company and (b) Guggenheim Securities assumed that such Financial Projections, such other estimates and such other forward-looking information had been reviewed by the Board and the Special Committee with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) any financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

        Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

  •
  During the course of its engagement, Guggenheim Securities was asked by the Special Committee of the Board to solicit indications of interest from selected potential strategic acquirors regarding a potential transaction with the Company, and Guggenheim Securities has considered the results of such solicitation process in rendering its opinion.

  •
  Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any other entity or the solvency or fair value of the Company or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

  •
  Guggenheim Securities' professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in Guggenheim Securities' opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of the senior management of the Company and the other professional advisors of the Company with respect to such matters.

  •
  Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Contemplated Transactions to the Company or any of its securityholders.

  •
  Guggenheim Securities further assumed that:

  •
  In all respects meaningful to its analyses, (i) the final executed form of the Merger Agreement would not differ from the then-latest draft that Guggenheim Securities reviewed, (ii) the Company, Design Group, Parent and Merger Sub will comply with all terms and provisions of the Merger Agreement and (iii) the representations and warranties of the Company, Design Group, Parent and Merger Sub contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Contemplated Transactions would be satisfied without any waiver, amendment or modification thereof; and

  •
  The Contemplated Transactions will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on the Company, Design Group, Parent and Merger Sub or the Contemplated Transactions in any way meaningful to Guggenheim Securities' analyses or opinion;

  •
  Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the Shares or other securities or financial instruments of or relating to the Company or Design Group may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Contemplated Transactions.

Summary of Financial Analyses

Overview of Financial Analyses

        This "Summary of Financial Analyses" presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Board and the Special Committee in connection with Guggenheim Securities' rendering of its opinion. Such presentation to the Board and the Special Committee was supplemented by Guggenheim Securities' oral discussion, the nature and substance of which may not be fully described herein.

        Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities' financial analyses.

        The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities' view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities' opinion.

        In arriving at its opinion, Guggenheim Securities:

  •
  based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of the Company and Guggenheim Securities;

  •
  did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

  •
  considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

  •
  ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view as of the date of such opinion, of the Offer Price to be received by the holders of Shares (excluding Design Group, Parent, Merger Sub and their affiliates) to the extent expressly specified in such opinion.

        With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

  •
  Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

  •
  None of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to the Company, and none of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the Contemplated Transactions. However, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented publicly traded companies or involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities' financial analyses, to the Company or the Contemplated Transactions, as applicable, based on Guggenheim Securities' familiarity with the consumer goods, household products, and manufactured products businesses (excluding apparel and accessory products) in the United States.

  •
  In any event, selected publicly traded companies analyses and selected precedent merger and acquisition transactions analyses are not mathematical. Rather, such analyses involve complex considerations and judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected publicly traded companies to which the Company was compared and selected precedent merger and acquisition transactions to which the Contemplated Transactions were compared.

  •
  Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

        Throughout this "Summary of Financial Analyses," the following defined terms are used in connection with Guggenheim Securities' various financial analyses:

  •
  "Adjusted EBIT" means EBIT before one-time costs.

  •
  "Adjusted EBITDA" means EBITDA before one-time costs.

  •
  "EBIT" means the relevant company's operating earnings (after deduction of stock-based compensation) before interest and taxes.

  •
  "EBITDA" means the relevant company's operating earnings (after deduction of stock-based compensation) before interest, taxes, depreciation and amortization.

  •
  "EBIT multiple" means the relevant company's enterprise value divided by its historical or projected Adjusted EBIT.

  •
  "EBITDA multiple" means the relevant company's enterprise value divided by its historical or projected Adjusted EBITDA.

  •
  "Enterprise value" means the relevant company's net equity value (as defined below) plus (i) the principal or face amount of total debt and non-convertible preferred stock and (ii) the book value of any non-controlling/minority interests less (iii) cash, cash equivalents, and short- and long-term marketable investments, as applicable.

  •
  "FY" means fiscal year.

  •
  "LTM" means latest twelve months.

  •
  "Net equity value" means the relevant company's (i) gross equity value as calculated (a) based on outstanding common shares, restricted stock units and performance stock units (in each of the foregoing cases, as applicable) plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants times (b) the relevant company's stock price less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants.

  •
  "Unlevered free cash flow" means the relevant company's after-tax unlevered operating cash flow plus depreciation and amortization minus capital expenditures, certain additional investments and changes in working capital.

Recap of Implied Transaction Financial Metrics

        Based on the Offer Price of $9.40 per share of Company Common Stock in cash, Guggenheim Securities calculated various transaction-implied premia (relative to the price of Company Common Stock as of January 16, 2020, the last trading day prior to the January 17, 2020 meeting of the Board and the Special Committee) and transaction-implied multiples as outlined in the table below:

Transaction-Implied Premia and Transaction-Implied Multiples

Offer Price per share of Company Common Stock	$9.40

	Company Stock Price	Implied Premium or Multiple
Acquisition Premium/(Discount) Relative to the Company's:
Closing Stock Price @ 1/16/20	$4.67	101%
Past Year's High Stock Price	$9.99	(6)%
Past 5 Years' High Stock Price	$32.35	(71)%
Transaction Enterprise Value / Adjusted EBITDA for Company:
FY2020E—Company Management Estimates		6.1x
FY2021E—Company Management Estimates		5.4
Transaction Enterprise Value / Adjusted EBIT for Company:
FY2020E—Company Management Estimates		15.2x
FY2021E—Company Management Estimates		11.8

Summary of Financial Analyses

        Recap of Financial Analyses.    In evaluating the Company in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analyses, selected publicly traded companies analysis and selected precedent merger and acquisition transactions analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the historical stock price range for Company Common Stock and premia paid in selected precedent transactions.

Recap of Company Financial Analyses

Offer Price per Share of Company Common Stock	$9.40

	Reference Range for Company Valuation
	Low	High
Financial Analyses
Discounted Cash Flow Analysis:
Company Stand-Alone Discounted Cash Flow Valuation	$8.13	$9.83
Selected Publicly Traded Companies Analysis:
Based on FY2020E Adjusted EBITDA	5.93	13.29
Based on FY2020E Adjusted EBIT	7.91	15.66
Selected Precedent M&A Transactions Analysis:
Based on FY2020E Adjusted EBIT	4.52	9.67
For Informational Reference Purposes
Company Stock Price Range During Past Year	$3.54	$9.99
Premia Paid (one-day premiums to the Company's stock price as of 1/16/20)	5.88	9.53
Premia Paid (thirty-day premiums to the Company's stock price as of 1/16/20)	5.79	8.87

        Company Discounted Cash Flow Analysis.    Guggenheim Securities performed stand-alone discounted cash flow analysis of the Company based on projected after-tax unlevered free cash flows (after deduction of stock-based compensation) for the Company and an estimate of its terminal/continuing value at the end of the projection horizon.

        In performing its discounted cash flow analyses with respect to the Company:

  •
  Guggenheim Securities utilized the Financial Projections, as prepared and approved for Guggenheim Securities' use by the senior management of the Company.

  •
  Guggenheim Securities used a discount rate range of 14.50%—16.85% based on its estimate of the Company's weighted average cost of capital.

  •
  In estimating the Company's terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of the Company's terminal year normalized after-tax unlevered free cash flow of 0.00%—1.00%. The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to the Company's implied terminal year EBITDA multiples.

  •
  Guggenheim Securities used a seasonal adjustment on the Financial Projections to calculate quarterly after-tax unlevered free cash flow. This adjustment was based on the Company's historical quarterly cash flows.

        Guggenheim Securities' discounted cash flow analyses resulted in an overall reference range of $8.13—$9.83 per share for purposes of evaluating the Company Common Stock on a stand-alone intrinsic-value basis.

        Company Selected Publicly Traded Companies Analysis.    Guggenheim Securities reviewed and analyzed the Company's historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for the Company and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company's most recent publicly available financial filings), which are summarized in the table below:

Company Selected Publicly Traded Companies Analysis

	Trading Enterprise Value / 2020E Adjusted EBITDA	Trading Enterprise Value / 2020E Adjusted EBIT
Publicly Traded Companies
Acme United Corporation	NA	13.4x
Clearwater Paper Corporation	6.9x	18.3
Crown Crafts, Inc.	6.9	8.7
Jakks Pacific, Inc.	4.1	16.4
Libbey, Inc.	5.3	10.6
Lifetime Brands, Inc.	6.6	11.4
Statistical Summary
Median	6.6x	12.4x
Mean	6.0	13.1
High	6.9	18.3
Low	4.1	8.7
Company
Trading Basis (as of 1/16/20)	3.6x	7.9x
Transaction Basis	5.4	11.8

        In performing its selected publicly traded companies analysis with respect to the Company, Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating the Company on a stand-alone public market trading basis as follows: (i) trading enterprise value / forward adjusted EBITDA multiple range of 4.1x—6.9x based on 2020E; and (ii) trading enterprise value / forward adjusted EBIT multiple range of 10.6x—16.4x based on 2020E.

        Guggenheim Securities' selected publicly traded companies analysis resulted in an overall reference range of (i) $5.93—$13.29 per share for the trading enterprise value / forward adjusted EBITDA multiple and (ii) $7.91—$15.66 per share for the trading enterprise value / forward adjusted EBIT multiple for purposes of evaluating the Company Common Stock on a stand-alone public market trading basis.

        Guggenheim Securities noted that the foregoing evaluation of the Company Common Stock did not reflect any acquisition premium that typically is paid in connection with change-of-control transactions such as the Contemplated Transactions.

        Company Selected Precedent Merger and Acquisition Transactions Analysis.    Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on Wall Street equity research consensus estimates, each company's most recent publicly available financial filings and certain other publicly available information), which are summarized in the table below:

Date Announced	Acquiror	Target Company	Transaction Enterprise Value / LTM Adjusted EBIT
12/19/18	Hyper Pet LLC	OurPet's Company	15.8x
8/25/16	Berry Plastics Group, Inc.	AEP Industries Inc.	11.9
8/31/15	The Carlyle Group	Blyth Inc.	NM
3/30/15	Fortune Brands Home & Security	Norcraft Companies, Inc.	14.4
12/20/13	Griffin Holdings, LLC	Tufco Technologies, Inc.	8.2
8/14/13	Paulson & Co.	Steinway Musical Instruments, Inc.	14.7
9/27/12	Tempur-Pedic International Inc.	Sealy Corporation	9.5
3/19/12	The adidas Group	Adams Golf, Inc.	11.1
3/10/11	TOMY Company, Ltd.	RC2 Corporation	11.9
10/4/10	The Blackstone Group	Polymer Group	10.7
9/16/10	Clearwater Paper Corporation	Cellu Tissue Holdings, Inc.	11.2
3/29/10	Madison Dearborn Partners, LLC.	BWAY Holding Company	10.1

Statistical Summary
Median	11.2x
Mean	11.8
25th Percentile	10.4
75th Percentile	13.2
Company Contemplated Transactions	15.2x

        In performing its selected precedent merger and acquisition transactions analysis with respect to the Company, Guggenheim Securities selected a reference range of transaction multiples for purposes of evaluating the Company on a change-of-control basis as follows: (i) transaction enterprise value / LTM adjusted EBIT multiple range of 10.0x—15.0x based on 2020E.

        Guggenheim Securities' selected precedent merger and acquisition transactions analysis resulted in an overall reference range of $4.52—$9.67 per share for purposes of evaluating the Company's Common Stock on a change-of-control basis.

Other Financial Reviews Solely for Informational Reference Purposes

        In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews to be determinative methodologies for purposes of its opinion.

        Premia Paid in Selected Transactions.    Guggenheim Securities reviewed, based on publicly available information, the implied premia paid or proposed to be paid in connection with certain selected transactions. Guggenheim Securities noted that the 25th and 75th percentiles of such precedent M&A transaction-related premia ranged from (i) 26%—104% based on the target company's one trading day premiums and (ii) 24%—90% based on the target company's thirty day premiums.

        Company Stock Price Trading History.    Guggenheim Securities reviewed the Company's stock price trading history over a 52-week timeframe from January 17, 2019 through January 16, 2020 (the last trading day prior to the January 17, 2020 meeting of the Board and the Special Committee), Guggenheim Securities noted that shares of Company Common Stock generally had traded in a range of approximately $3.54—$9.99 per share.

Other Considerations

        Except as described in the summary above, the Company did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Contemplated Transactions were determined through negotiations between the Company and Design Group and were approved by the Board. The decision to enter into the Merger Agreement was solely that of the Board. Guggenheim Securities' opinion was just one of the many factors taken into consideration by the Board. Consequently, Guggenheim Securities' financial analyses should not be viewed as determinative of the decision of the Board with respect to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (excluding Design Group, Parent, Merger Sub or any of their affiliates).

        Pursuant to the terms of Guggenheim Securities' engagement as financial advisor, the Company has agreed to pay Guggenheim Securities an aggregate transaction fee upon consummation of the Contemplated Transactions, the amount of which is currently is estimated to be $3,000,000. Such aggregate cash transaction fee includes the following amounts that the Company previously has paid to Guggenheim Securities (i) certain aggregate cash retainer payments of $100,000 and (ii) a cash milestone fee of $500,000 that became payable upon the rendering of Guggenheim Securities' opinion, each of which will be credited against the foregoing cash transaction fee. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

        Aside from its current engagement by the Company, Guggenheim Securities has not been previously engaged during the past two years by the Company, nor has Guggenheim Securities been previously engaged during the past two years by Design Group, to provide financial advisory or investment banking services for which Guggenheim Securities received fees. Guggenheim Securities may seek to provide the Company, Design Group and their respective affiliates with financial advisory and investment banking services unrelated to the Contemplated Transactions in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to the Company, Design Group, other participants in the Contemplated Transactions and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to the Company, Design Group, other participants in the transaction and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in the Company, Design Group, other participants in the Contemplated Transactions and their respective affiliates.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Company, Design Group, other participants in the Contemplated Transactions and their respective affiliates and the Contemplated Transactions that differ from the views of Guggenheim Securities' investment banking personnel.

Certain Financial Projections

        Although the Company may periodically may issue limited financial guidance to investors, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In connection with the evaluation of a possible transaction involving the Company and in connection with the rendering of Guggenheim Securities' opinion described under "Item 4. The Solicitation or Recommendation—Opinion of Guggenheim Securities, LLC," the Board, the Special Committee and Guggenheim Securities were provided with certain unaudited prospective financial information (the "Forecasts").

        The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles ("GAAP"). In addition, the Forecasts were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder's decision whether to tender his, her or its Shares in the Offer, but instead because the Forecasts were provided to the Board and to Guggenheim Securities to evaluate the Contemplated Transactions. The Forecasts may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

        The Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. The Forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than forecasted. The Forecasts cover multiple years and such information by its nature becomes less predictive with each successive year. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The Forecasts cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of the Company, Design Group, Parent, Merger Sub, any of their respective affiliates or representatives or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Forecasts described below.

        The Forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Merger Sub pursuant to the Transaction. The Company's management's internal financial forecast, upon which the Forecasts were based, is subjective in many respects. As a result, the inclusion of the summary of the Forecasts in this Schedule 14D-9 should not be relied on as necessarily predictive of actual future events.

        The summary of the Forecasts are forward-looking statements. For information on factors that may cause the Company's future financial results to materially vary, see "Item 8. Additional Information—Forward-Looking Statements," below.

        The summary of the Forecasts set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding the Company contained elsewhere in this Schedule 14D-9, the Offer to Purchase and the Company's public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the summary of the Forecasts set forth below.

	Year Ending March 31,
($ in millions)	2020E	2021E	2022E	2023E	2024E
Net Sales	$352	$351	$347	$345	$347
Gross Profit	$91	$95	$95	$95	$95
Adjusted EBITDA(1)	$22	$25	$26	$27	$28
Adjusted EBIT(2)	$9	$11	$12	$13	$14
Capex	$(8)	$(8)	$(8)	$(8)	$(8)

(1)
Adjusted EBITDA as used by the Company is a non-GAAP measure and is defined as net income, after adjusting for depreciation and amortization expense, interest expense, impairment charges and the effect of other non-cash items and income tax expense (benefit), as applicable, and includes stock-based compensation expense but excludes restructuring expense.

(2)
Adjusted EBIT as used by the Company is a non-GAAP measure and is defined as net income, after adjusting for interest expense, impairment charges and the effect of other non-cash items and income tax expense (benefit), as applicable, and includes stock-based compensation expense but excludes restructuring expense.

(3)
Capex represents estimated expenditures for the purchase of property, plant and equipment.

        The following table presents a summary of the unlevered free cash flow for the Company for the fiscal years ending March 31, 2020 through 2024.

        Unlevered free cash flow for the Company was arithmetically derived from the Forecasts in the above table.

	Year Ending March 31,
($ in millions)	2020E	2021E	2022E	2023E	2024E
Unlevered FCF(1)	$16	$19	$15	$15	$11

(1)
Unlevered free cash flow was determined by making adjustments (including income taxes, depreciation and amortization, other income, additional investments, capital expenditures and increase/decreases in net working capital) to Adjusted EBITDA.

        No representation is made by the Company or any other person to any stockholder of the Company or any other person regarding the ultimate performance of the Company compared to the information included in the above unaudited, stand-alone, projected financial information for the Company. The inclusion of unaudited, stand-alone, projected financial information in this Statement should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and it should not be relied on as such. Except to the extent required by federal securities laws, neither the Company nor any of its affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the above prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

        Pursuant to the terms of Guggenheim Securities' engagement, the Company has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value of the Contemplated Transactions) upon consummation of the Contemplated Transactions, which cash transaction fee currently is estimated to be approximately $3,000,000. In connection with Guggenheim Securities' engagement, the Company has previously paid Guggenheim Securities a cash fee of $500,000 that became payable upon execution of the Merger Agreement, which will be credited against the foregoing cash transaction fee. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement. See "Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement" and "—Opinion of Guggenheim Securities, LLC" for additional information related to Guggenheim Securities' retention as the Company's financial advisor, which is hereby incorporated by reference into this Item 5.

        Neither the Company nor any person acting on its behalf has otherwise employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company

        No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in, (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Board or the Special Committee, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information

        The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

        The information set forth in Item 3 under "Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company" is incorporated herein by reference.

Golden Parachute Compensation

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the "golden parachute compensation" that may be or become payable to each of the Company's "named executive officers" for whom disclosure was required in the Company's definitive proxy statement filed with the SEC on July 25, 2019 and that is based on or otherwise relates to the Contemplated Transactions. The table below does not include information with respect to Carey Edwards or Keith Pfeil, each of whom was included as a "named executive officer" in the Company's most recent definitive proxy statement but whose employment with the Company terminated effective April 12, 2019 and August 2, 2019, respectively.

        The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the Merger Effective Time occurred on January 31, 2020, and that each named executive officer experienced a qualifying termination on such date immediately following the Merger. The amounts shown in the table below are based on the Offer Price. The actual amounts, if any, to be received by a named executive officer of the Company may differ from the amounts set forth below.

        Under the Company's COC Plan, certain executives, including all of our named executive officers, are eligible to receive severance payments if: (a) a "change of control" occurs, and (b) during the two-year period beginning on the date of such change of control, a covered executive's employment is terminated for any reason other than for "cause" (as defined in the COC Plan) or a covered executive terminates his or her employment for "good reason" (as defined in the COC Plan). The Merger will constitute a "change of control" for purposes of the COC Plan. An executive whose termination meets the conditions described above may receive benefits under the COC Plan only if the executive signs and delivers a release of claims that includes non-competition and non-solicitation covenants.

	Cash ($)(1)	Equity ($)(2)	Perquisites/benefits ($)(3)	Tax reimbursement ($)(4)	Total ($)
C.J. Munyan	2,024,986	961,160	33,228	10,783	3,030,157
W.G. Kiesling	810,100	297,510	17,460	4,578	1,129,648

(1)
An executive qualifying for severance payments under the COC Plan whose employment is terminated during the two-year period beginning on the date of such change of control for any reason other than for "cause" (as defined in the COC Plan) or a covered executive who terminates his or her employment for "good reason" (as defined in the COC Plan) will receive (a) a payment equal to his or her "adjusted compensation" multiplied by 1.5 (two in the case of our CEO, Mr. Munyan), equal to $1,465,941 in the case of Mr. Munyan and $616,949 in the case of Mr. Kiesling, and (b) a payment equal to his or her target bonus opportunity for the fiscal year in which his or her employment terminates, pro-rated to reflect his or her period of service during that fiscal year, equal to $559,045 in the case of Mr. Munyan and $193,152 in the case of Mr. Kiesling. Under the COC Plan, an executive's "adjusted compensation" is equal to his or her (i) annual base salary at termination, plus (ii) average annual bonus during the three fiscal years prior to the fiscal year in which his or her employment terminates. These cash payments are double-trigger amounts and will be paid in a cash lump sum payment by the Company within 60 days after an executive's employment terminates, unless delay is required to avoid adverse consequences under Section 409A of the Code.

(2)
Outstanding Company RSUs and Company PSUs held by our named executive officers will be settled in cash in connection with the Merger, unless otherwise required to comply with Section 409A of the Code, as further described under "Interests of the Company's Directors and Executive Officers in the Contemplated Transactions" above, and incorporated by reference in this Item 8. These payments with respect to outstanding equity awards pursuant to the Merger Agreement are single-trigger amounts.

(3)
An executive qualifying for severance payments under the COC Plan whose employment is terminated during the two-year period beginning on the date of such change of control for any reason other than for "cause" or a covered executive terminates his or her employment for "good reason" will receive reimbursement for up to 18 months of medical insurance premiums (less normal employee premium contributions) paid by the executive for post-employment participation in company-sponsored medical insurance programs. These reimbursement payments are double-trigger amounts and will be paid on a monthly basis.

(4)
An executive qualifying for severance payments under the COC Plan whose employment is terminated during the two-year period beginning on the date of such change of control for any reason other than for "cause" or a covered executive terminates his or her employment for "good reason" will receive a tax reimbursement payment equal to the income and payroll taxes the executive incurs solely with respect to such medical insurance premium reimbursements. These tax reimbursement payments are double-trigger amounts and will be paid on a monthly basis.

Stockholder Approval of the Merger Not Required

        The Board has approved the Offer, the Merger, the Merger Agreement and the agreements contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer, together with the Shares then owned by

Parent, Merger Sub or any of their respective "affiliates" (as such term is defined in Section 251(h)(6) of the DGCL) represents 51% of the Shares then outstanding, the Company does not anticipate seeking the approval of the Company's remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Parent and Merger Sub intend to effect the closing of the Merger without a vote of the Company's stockholders in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

        The Company is incorporated under the laws of Delaware. Pursuant to its amended and restated bylaws, the Company has opted out of, and as such is not subject to, Section 203 of the DGCL which prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Additionally, none of Parent, Merger Sub or Design Group is or at any time in the past three years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL. Further, in connection with its approval of the Merger Agreement, the Offer and the Merger, the Board exempted the Company from any state or foreign "control share acquisition," "moratorium," "fair price" or other anti-takeover statute or regulation that may be applicable to the Offer, the Merger Agreement, the Merger or the Contemplated Transactions.

        The Company is not aware of any other state or foreign anti-takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any foreign or state anti-takeover laws or regulations other than as described above. If any "control share acquisition," "moratorium," "fair price," or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger or any other Contemplated Transaction, then the Company and the Board will use reasonable best efforts to take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate, or if not possible minimize to the maximum extent possible, the effect of such anti-takeover law on the Contemplated Transactions.

Amendment to Rights Agreement

        On January 20, 2020, in connection with the Merger Agreement, the Company and American Stock Transfer & Trust LLC, as rights agent (the "Rights Agent") under the Rights Agreement, dated as of November 11, 2019, as amended from time to time, between the Company and the Rights Agent (the "Rights Agreement"), entered into the Amendment to the Rights Agreement ("Rights Amendment"). The Rights Amendment renders the Rights Agreement inapplicable to the Merger Agreement by providing that a "Distribution Date," a "Shares Acquisition Date" and a "Triggering Event" (each as defined in the Rights Agreement) will be deemed not to have occurred, that no person or entity will become an "Acquiring Person" (as defined in the Rights Agreement), and that no Rights (as defined in the Rights Agreement) will become exercisable, in any such case by reason of the (i) execution and delivery of the Merger Agreement or any amendment thereto or (ii) consummation of the Offer, the Merger or any other Contemplated Transaction. The Rights Amendment further provides that all Rights established under the Rights Agreement will automatically expire immediately prior to the Merger Effective Time.

        The foregoing description of the Rights, the Rights Agreement and Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement the Rights Amendment, which are filed as Exhibits (e)(4) and (e)(5) hereto and incorporated herein by reference.

Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the "fair value" of their Shares in accordance with Section 262 of the DGCL. Company stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL. The following summary is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" or "holder" are to the record holder of Shares immediately prior to the Merger Effective Time. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Merger Effective Time, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Merger Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) continuously hold such Shares from the date on which the written demand for appraisal is made through the Merger Effective Time and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price.

        Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to demand appraisal of his, her or its Shares under Section 262 of the DGCL, the stockholder must satisfy each of the following conditions:

  •
  prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is January 31, 2020), deliver to the Company, a written demand for appraisal of the Shares held by such stockholder, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender his, her or its Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

        In addition, because immediately before the Merger the Shares will be listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal; or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1.0 million.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the Merger Effective Time on or within 10 days after the Merger Effective Time to those Company stockholders who made a written demand for appraisal and complied with the requirements of Section 262 of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the Merger Effective Time. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

        All written demands for appraisal should be addressed to:

  CSS Industries, Inc.
  450 Plymouth Road, Suite 300

  Plymouth Meeting, PA
  (610) 729-3959
  Attention: William G. Kiesling

        The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as his, her or its name appears on his, her or its stock certificates, if any, and must state that such person intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares issued and outstanding immediately prior to the Merger Effective Time as to which appraisal is sought. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

        Stockholders who hold their Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

        Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and timely and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the

Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the timely filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Delaware Register in Chancery (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders exercising their appraisal rights are cautioned to retain any stock certificates representing their Shares pending resolution of the appraisal proceedings.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor,  Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." In Dell, Inc. v. Magnetar Global Event Driven Master Fund Ltd., 177 A.3d 1 (Del. 2017) and DFC Global Corp. v. Muirfield Value Partners, L.P., 172 A.3d 346 (Del. 2017), the Delaware Supreme Court declined to adopt a presumption favoring reliance upon the deal price in determining fair value, but noted that the deal price is one of the relevant factors to be considered, and can often be the best evidence of fair value in arm's length mergers with a robust sales process.

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. The Company and Design Group reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery's decree may be enforced as other decrees in such court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Merger Effective Time.

        At any time within 60 days after the Merger Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the consideration offered in the Merger by delivering to the Surviving Corporation a written withdrawal of the demand for appraisal. After this period, the stockholder may withdraw such stockholder's demand for appraisal only with the written approval of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the consideration offered upon the Merger within 60 days after the Merger Effective Time. If the Surviving Corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder's right to appraisal in accordance with the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the Merger.

        If a stockholder wishes to exercise their appraisal rights with respect to any Shares, they must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If a stockholder tenders its Shares in the Offer or fails to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of such stockholder's appraisal rights. If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the Offer Price therefor.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company's stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Legal Proceedings

        There are currently no legal proceedings arising out of or relating to the Offer or the Merger but legal proceedings arising out of or relating to the Offer, the Merger or the other Contemplated Transactions may be filed in the future.

Regulatory Approvals

        There are no antitrust, competition or other material regulatory filings required to consummate the Merger.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 2019 and Quarterly Reports on Form 10-Q for the three months ended June 30, 2019 and September 30, 2019.

Forward-Looking Statements

        This communication contains forward-looking statements, including statements regarding the proposed acquisition of the Company by Design Group and Parent. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as "may," "can," "could," "would," "should," "expects," "anticipates," "estimates," "intends," "plans," "believes," "seeks," "will," "is likely to," "scheduled," "positioned to," "continue," "forecast," "aim," "goal," "target," "predicting," "projection," "potential" or similar expressions, although not all forward-looking statements contain these words. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of the Company and the expected timing of the proposed transaction with Parent and other statements that are not strictly historical in nature. These forward-looking statements are based on management's current expectations, forecasts and assumptions and could ultimately prove inaccurate. This means the forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to: uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company's stockholders will tender their shares in the offer; the possibility that competing offers will be made; the ability to receive the required consents and regulatory approvals for the proposed transaction and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the Company and Parent to terminate the merger agreement; the risk that, prior to the completion of the transaction, the Company's business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption due to transaction-related uncertainty; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; negative effects of the announcement of the transaction on the market price of the Company's common stock and/or on the Company's business, financial condition, results of operations and financial performance; risks associated with transaction-related litigation; and the ability of the Company to retain and hire key personnel; and the risks and uncertainties pertaining to the Company's business, including those detailed under "Risk Factors" and elsewhere in the Company's public periodic filings with the Securities and Exchange Commission. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see the Company's statements and reports on Forms 10-K, 10-Q and 8-K and Schedule 14D-9 filed with or furnished to the SEC and other written statements made by the Company from time to time. The forward-looking information herein is given as of this date only and is qualified in its entirety by this cautionary statement, and the Company undertakes no obligation to revise or update it.

Item 9.    Exhibits.

        The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 31, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement as published in the New York Times on January 31, 2020 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Opinion of Guggenheim Securities, LLC, dated January 17, 2020 (included as Annex A to this Schedule 14D-9).
(a)(5)(B)
Press Release issued by CSS Industries, Inc., dated January 20, 2020 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.'s Current Report on Form 8-K filed with the SEC on January 21, 2020).
(a)(5)(C)
Transcript of Video Presentation to CSS Industries, Inc. Employees, made on January 20, 2020 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.'s Schedule 14D-9-C filed with the SEC on January 21, 2020).
(a)(5)(D)
Slides used during Video Presentation to the Company's Employees, made on January 20, 2020 (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.'s Schedule 14D-9-C filed with the SEC on January 21, 2020).
(a)(5)(E)	Company Employee FAQ, dated January 20, 2020 (incorporated by reference to Exhibit 99.3 to CSS Industries, Inc.'s Schedule 14D-9-C filed with the SEC on January 21, 2020).
(a)(5)(F)
Form of Letter sent to the Company's Customers and Licensors on January 20, 2020 (incorporated by reference to Exhibit 99.4 to CSS Industries, Inc.'s Schedule 14D-9-C filed with the SEC on January 21, 2020).
(a)(5)(G)	Form of Letter sent to the Company's Vendors on January 20, 2020 (incorporated by reference to Exhibit 99.5 to CSS Industries, Inc.'s Schedule 14D-9-C filed with the SEC on January 21, 2020).
(a)(5)(H)	Company Customer, Vendor and Licensor FAQ, dated January 20, 2020 (incorporated by reference to Exhibit 99.6 to CSS Industries, Inc.'s Schedule 14D-9-C filed with the SEC on January 21, 2020).
(a)(5)(I)	Email sent to the Company's Employees on January 23, 2020 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.'s Schedule 14D-9-C filed with the SEC on January 23, 2020).

Exhibit No.	Description
(b)(1)*	Placing Agreement, dated as of January 20, 2020, by and between IG Design Group Plc and Canaccord Genuity Limited (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(e)(1)
Agreement and Plan of Merger, dated as of January 20, 2020, by and among CSS Industries, Inc., IG Design Group Americas, Inc., TOM MERGER SUB INC. and IG Design Group Plc (incorporated by reference to Exhibit 2.1 to CSS Industries, Inc.'s Current Report on Form 8-K filed with the SEC on January 21, 2020).
(e)(2)	Confidentiality Agreement, dated December 7, 2018, between IG Design Group Plc and CSS Industries, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Amendment No. 1 to Confidentiality Agreement, dated October 31, 2019, between IG Design Group Plc and CSS Industries, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(4)
Rights Agreement, dated as of November 11, 2019, between CSS Industries, Inc. and American Stock Transfer & Trust, LLC, as rights agent (including the form of Certificate of Designation of Series D Junior Participating Class 2 Preferred Stock, as Exhibit A thereto, the form of Rights Certificate, as Exhibit B thereto, and the form of Summary of Rights to Purchase Preferred Stock, as Exhibit C thereto) (incorporated by reference to Exhibit 4.1 to CSS Industries, Inc.'s Current Report on Form 8-K filed with the SEC on November 12, 2019).
(e)(5)
Amendment No. 1 to the Rights Agreement, dated as of January 20, 2020, between CSS Industries, Inc. and American Stock Transfer & Trust, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on January 20, 2020).
(e)(6)
Employment Agreement dated as of May 12, 2006 between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.2 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q dated August 9, 2006).
(e)(7)
Amendment to Employment Agreement dated as of September 5, 2008 between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.6 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q dated October 30, 2008).
(e)(8)
Amendment dated December 26, 2008 to Employment Agreement between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.3 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q dated February 5, 2009).
(e)(9)
Amendment dated March 19, 2013 to Employment Agreement between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.1 to CSS Industries, Inc.'s Current Report on Form 8-K filed on March 25, 2013).
(e)(10)
Nonqualified Supplemental Executive Retirement Plan Covering Officer-Employees of CSS Industries, Inc. and its Subsidiaries (Amended and Restated, Effective as of January 1, 2009) (incorporated by reference to Exhibit 10.5 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q dated February 5, 2009).
(e)(11)
Amendment 2017-1 to the Nonqualified Supplemental Executive Retirement Plan Covering Officer-Employees of CSS Industries, Inc. and its Affiliates (incorporated by reference to Exhibit 99.3 to CSS Industries, Inc.'s Current Report on Form 8-K dated August 4, 2017).
(e)(12)
CSS Industries, Inc. Deferred Compensation Plan (as amended and restated effective as of August 1, 2017) (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.'s Current Report on Form 8-K dated on August 4, 2017).

Exhibit No.	Description
(e)(13)	CSS Industries, Inc. Management Incentive Program (as amended and restated effective as of April 1, 2017) (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.'s Current Report on Form 8-K dated August 4, 2017).
(e)(14)
CSS Industries, Inc. Severance Pay Plan for Senior Management and Summary Plan Description (as amended through March 23, 2016) (incorporated by reference to Exhibit 10.23 to CSS Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2016).
(e)(15)
CSS Industries, Inc. 2013 Equity Compensation Plan, as amended and restated effective May 22, 2018 (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.'s Current Report on Form 8-K filed on May 29, 2018).
(e)(16)
Form of Grant Instrument for Performance-Based Restricted Stock Units issued under the 2013 Equity Compensation Plan (incorporated by reference to Exhibit 10.2 to CSS Industries, Inc.'s Current Report on Form 8-K filed on May 23, 2014).
(e)(17)
Form of Grant Instrument for Service-Based Non-Qualified Stock Options issued under the 2013 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q filed on August 1, 2017).
(e)(18)
Form of Grant Instrument for Service-Based Restricted Stock Units issued under the 2013 Equity Compensation Plan prior to May 29, 2018 (incorporated by reference to Exhibit 10.2 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q filed on August 1, 2017).
(e)(19)
Form of Grant Instrument for Restricted Stock Units granted to Non-Employee Directors under the Company's 2013 Equity Compensation Plan (incorporated by reference to Exhibit 10.4 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q filed on October 25, 2016).
(e)(20)
Employment Agreement dated February 16, 2017 between CSS Industries, Inc. and John S. White (incorporated by reference to Exhibit 10.1 to CSS Industries, Inc.'s Current Report on Form 8-K filed on February 23, 2017).
(e)(21)
CSS Industries, Inc. Change of Control Severance Pay Plan for Executive Management (as amended through May 22, 2018) (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.'s Current Report on Form 8-K filed on May 29, 2018).
(e)(22)
Form of Grant Instrument for service-based restricted stock units granted on and after May 29, 2018 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.'s Current Report on Form 8-K filed on June 4, 2018).
(e)(23)
Form of Grant Instrument for performance-based restricted stock units with cumulative adjusted EBITDA performance condition granted May 29, 2018 (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.'s Current Report on Form 8-K filed on June 4, 2018).
(e)(24)
Form of Grant Instrument for performance-based restricted stock units with cumulative net sales performance condition granted May 29, 2018 (incorporated by reference to Exhibit 99.3 to CSS Industries, Inc.'s Current Report on Form 8-K filed on June 4, 2018).
(e)(25)	CSS Industries, Inc. FY 2020 Management Incentive Program Criteria (incorporated by reference to Exhibit 10.3 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q filed on August 2, 2019).
(e)(26)
Employment Agreement dated March 31, 2019 between CSS Industries, Inc. and Cara Farley (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.'s Current Report on Form 8-K filed on April 1, 2019).

Exhibit No.	Description
(e)(27)	Form of Grant Instrument for performance-based restricted stock units with adjusted EBITDA performance condition granted May 28, 2019 (incorporated by reference to Exhibit 10.4 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q filed on August 2, 2019).
(e)(28)
Form of Grant Instrument for performance-based restricted stock units with net sales performance condition granted May 28, 2019 (incorporated by reference to Exhibit 10.5 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q filed on August 2, 2019).
(e)(29)	Restated Certificate of Incorporation filed December 5, 1990 (incorporated by reference to Exhibit 3.1 to CSS Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).
(e)(30)
Amendment to Restated Certificate of Incorporation filed May 8, 1992 (incorporated by reference to Exhibit 3.2 to CSS Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).
(e)(31)
Certificate eliminating Class 2, Series A, $1.35 Preferred stock filed September 27, 1991 (incorporated by reference to Exhibit 3.3 to CSS Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).
(e)(32)
Certificate eliminating Class 1, Series B, Convertible Preferred Stock filed January 28, 1993 (incorporated by reference to Exhibit 3.4 to CSS Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).
(e)(33)	Amendment to Restated Certificate of Incorporation filed August 4, 2004 (incorporated by reference to Exhibit 3.1 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q dated November 8, 2004).
(e)(34)
Restated Certificate of Incorporation, as amended to date (as last amended August 4, 2004) (incorporated by reference to Exhibit 3.2 to CSS Industries, Inc.'s Quarterly Report on Form 10-Q dated November 8, 2004).
(e)(35)
Bylaws of CSS Industries, Inc., as amended to date (as last amended March 21, 2017) (incorporated by reference to Exhibit 3.7 to CSS Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2017).
(e)(36)
Certificate of Designation of Series D Junior Participating Class 2 Preferred Stock of CSS Industries, Inc. (incorporated by reference to Exhibit 3.1 to CSS Industries, Inc.'s Current Report on Form 8-K filed with the SEC on November 11, 2019).

*
Portions of this document have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission pursuant to 17 CFR 240.24b-2.

        Signature.    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CSS INDUSTRIES, INC.
By:	/s/ CHRISTOPHER J. MUNYAN
	Name:	Christopher J. Munyan
	Title:	President and Chief Executive Officer

Date: January 31, 2020

ANNEX A

GUGGENHEIM SECURITIES' FAIRNESS OPINION LETTER

January 17, 2020

The Board of Directors
The Special Committee of the Board of Directors
CSS Industries, Inc.
450 Plymouth Road, Suite 300
Plymouth Meeting, PA 19462

Ladies and Gentlemen:

        We understand that CSS Industries, Inc. ("CSS"), IG Design Group plc ("DG"), IG Design Group Americas, Inc. ("Parent") and TOM MERGER SUB INC. ("Merger Sub"), a wholly owned subsidiary of Parent, intend to enter into an Agreement and Plan of Merger to be dated as of January 20, 2020 (the "Agreement") pursuant to which (i) Merger Sub will commence a tender offer (as it may be amended from time to time in accordance with the Agreement, the "Offer") to purchase all of the shares of common stock, par value $0.10 per share, of CSS (the "CSS Common Stock") at a cash price per share of CSS Common Stock of $9.40 (the "Offer Price") and (ii) as soon as practicable following completion of the Offer, Merger Sub will merge with and into CSS (together with the Offer, the "Contemplated Transactions") and each share of CSS Common Stock outstanding that is not tendered and accepted pursuant to the Offer, other than shares of CSS Common Stock owned directly or indirectly by CSS, Parent or Merger Sub, will be converted into the right to receive cash in an amount equal to the Offer Price. The terms and conditions of the Contemplated Transactions are more fully set forth in the Agreement.

        You have asked us to render our opinion as to whether the Offer Price to be received by the holders of CSS Common Stock (excluding DG, Parent, Merger Sub and their affiliates) is fair, from a financial point of view, to such holders.

        In the course of performing our reviews and analyses for rendering our opinion, we have:

  •
  Reviewed a draft of the Agreement dated as of January 17, 2020;

  •
  Reviewed certain publicly available business and financial information regarding CSS;

  •
  Reviewed certain non-public business and financial information regarding the business and future prospects of CSS (including certain financial projections for CSS for the fiscal years ending March 31, 2020 through March 31, 2024 and certain net operating loss estimates for CSS (collectively, the "Financial Projections")), all as prepared and approved for our use by the senior management of CSS;

  •
  Discussed with the senior management of CSS the strategic and financial rationale for the Contemplated Transactions as well as their views of the business, operations, historical and projected financial results and future prospects of CSS and the commercial, competitive and regulatory dynamics in the sectors in which CSS operates;

  •
  Compared the financial performance of CSS and the trading multiples and trading activity of the CSS Common Stock with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating CSS;

  •
  Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Contemplated Transactions;

  •
  Performed discounted cash flow analyses based on the Financial Projections; and

  •
  Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

        With respect to the information used in arriving at our opinion:

  •
  We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Financial Projections, any other estimates and any other forward-looking information) provided by or discussed with CSS or obtained from public sources, data suppliers and other third parties.

  •
  We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Financial Projections, any other estimates and any other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Financial Projections, any other estimates and any other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of the senior management of CSS that they are unaware of any facts or circumstances that would make such information (including, without limitation, the Financial Projections, any other estimates and any other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to (i) the Financial Projections, any other estimates and any other forward-looking information provided by or discussed with CSS, (a) we have been advised by the senior management of CSS and we have assumed, that such Financial Projections, such other estimates and such other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of CSS as to the expected future performance of CSS and (b) we have assumed that such Financial Projections, such other estimates and such other forward-looking information have been reviewed by the Board of Directors of CSS and the Special Committee thereof with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) any financial projections, any other estimates and/or any other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

        During the course of our engagement, we were asked by the Special Committee of the Board of Directors of CSS to solicit indications of interest from selected potential strategic acquirors regarding a potential transaction with CSS, and we have considered the results of such solicitation process in rendering our opinion.

        In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of CSS or any other entity or the solvency or fair value of CSS or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of the senior management of CSS and the other professional advisors of CSS with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Contemplated Transactions to CSS or any of its securityholders.

        In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) CSS, DG, Parent and Merger Sub will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of CSS, DG, Parent and Merger Sub contained in the Agreement are true and correct, subject to the qualifications and limitations contemplated by the Agreement, and all conditions to the obligations of each party to the Agreement to consummate the Contemplated Transactions will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Contemplated Transactions will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on CSS, DG, Parent, Merger Sub or the Contemplated Transactions in any way meaningful to our analyses or opinion.

        In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the shares of CSS Common stock or other securities or financial instruments of or relating to CSS or DG may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of each of the Contemplated Transactions.

        We have been engaged by CSS to act as financial advisor in connection with the Contemplated Transactions and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Contemplated Transactions. A portion of our compensation already has been paid to us in the form of certain retainer payments and another portion of our compensation is payable upon the earlier of the rendering of our opinion and the signing of the Agreement, with each such payment being creditable against the fee payable upon consummation of the Contemplated Transactions. In addition, CSS has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

        As previously disclosed, during the past two years, aside from our current engagement by CSS, Guggenheim Securities, LLC ("Guggenheim Securities") has not been engaged by CSS or DG to provide any financial advisory or investment banking services for which we received fees. Guggenheim Securities may seek to provide CSS, DG and their respective affiliates with financial advisory and investment banking services unrelated to the Contemplated Transactions in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to CSS, DG, other participants in the Contemplated Transactions and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to CSS, DG, other participants in the Contemplated Transactions and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in CSS, DG, other participants in the Contemplated Transactions and their respective affiliates.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect CSS, DG, other participants in the Contemplated Transactions and their respective affiliates and the Contemplated Transactions that differ from the views of Guggenheim Securities' investment banking personnel.

        Our opinion has been provided to each of the Board of Directors of CSS and the Special Committee thereof (in each case in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price. Our opinion is not intended to be used or relied upon for any other purpose or by any other person or entity and may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders CSS Common Stock in connection with the Offer.

        Our opinion and any materials provided in connection therewith do not constitute a recommendation to the Board of Directors of CSS or the Special Committee thereof with respect to the Contemplated Transactions, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of CSS Common Stock as to whether to tender any shares of CSS Common Stock pursuant to the Offer or otherwise how to act in connection with the Contemplated Transactions. Our opinion does not address CSS's underlying business or financial decision to pursue or effect the Contemplated Transactions, the relative merits of the Contemplated Transactions as compared to any alternative business or financial strategies that might exist for CSS or the effects of any other transaction in which CSS might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Price to be received by the holders of CSS Common Stock (excluding DG, Parent, Merger Sub and their affiliates). We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Contemplated Transactions (including, without limitation, the form or structure of the Contemplated Transactions) or the Agreement or (b) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Contemplated Transactions or (ii) the fairness, financial or otherwise, of the Contemplated Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of CSS. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of CSS's directors, officers or employees, or any class of such persons, in connection with the Contemplated Transactions relative to the Offer Price or otherwise.

        Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of CSS Common Stock (excluding DG, Parent, Merger Sub and their affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights.

(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

  (3)
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (4)
  In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

  (2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within

  20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.